Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements

As at December 31, 2020

OPC Energy Ltd.
Consolidated Financial Statements
As at December 31, 2020

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

We have audited the accompanying consolidated statements of financial position of O.P.C. Energy Ltd. (hereinafter – “the Company”), as at December 31, 2020 and 2019, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020. These financial statements are the responsibility of the Company’s Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of a material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall financial-statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019, and the consolidated results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, in accordance with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

March 24, 2021

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Consolidated Statements of Financial Position

		At December 31
		2020	2019
	Note	Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	5	200,474	384,748
Short-term deposits	6	1,607,130	–
Short-term deposits and restricted cash	6	206,925	115,765
Trade receivables and accrued income	7	153,488	134,794
Other receivables and debit balances	8	62,550	69,975
Short-term derivative financial instruments		366	188
Total current assets		2,230,933	705,470

Non‑Current Assets
Long-term deposits and restricted cash	6	231,331	266,803
Long-term prepaid expenses	9	143,240	104,317
Deferred tax assets, net	18	23,706	5,240
Long-term derivative financial instruments	22	529	7,077
Property, plant and equipment	10	2,664,930	2,344,920
Right‑of‑use assets	11	276,477	56,832
Intangible assets	12	4,668	4,259
Total non‑current assets		3,344,881	2,789,448

Total assets		5,575,814	3,494,918

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Financial Position

		At December 31
		2020	2019
	Note	Thousands of New Israeli Shekels

Current Liabilities
Current maturities of long‑term loans	15, 16	149,404	157,147
Trade payables	13	297,522	123,812
Other payables and credit balances	14	95,740	41,641
Short-term derivative financial instruments	22	125,806	21,678
Current maturities of lease liabilities	11	45,182	2,400
Total current liabilities		713,654	346,678

Non‑Current Liabilities
Long-term loans from banks and others	15	1,850,836	1,740,607
Debentures	16	952,109	252,309
Long-term lease liabilities	11	14,293	15,960
Long-term derivative financial instruments		22,364	–
Other long‑term liabilities		2,446	2,307
Employee benefits		177	177
Liabilities for deferred taxes, net	18	308,563	281,105
Total non-current liabilities		3,150,788	2,292,465

Total liabilities		3,864,442	2,639,143

Equity	19
Share capital		1,784	1,433
Premium on shares		1,714,122	635,283
Capital reserves		(73,965)	65,384
Retained earnings		28,671	85,226
Total equity attributable to the Company’s owners		1,670,612	787,326
Non‑controlling interests		40,760	68,449
Total equity		1,711,372	855,775

Total liabilities and equity		5,575,814	3,494,918

_______________________________	________________________	_________________________
Yair Caspi Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: March 24, 2021

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Income

		For the Year Ended December 31
		2020	2019	2018
	Note	Thousands of New Israeli Shekels

Sales	20	1,325,278	1,329,988	1,306,471
Cost of sales (net of depreciation and
amortization)	20	968,047	910,347	929,401
Depreciation and amortization		113,876	110,997	107,208

Gross profit		243,355	308,644	269,862

Administrative and general expenses	20	51,913	*54,805	*47,593
Transaction costs for acquisition of CPV Group	25L	42,019	–	–
Business development expenses		6,868	*6,938	*3,593
Other income, net	20	1,036	21,409	6,235

Operating income		143,591	268,310	224,911

Financing expenses	20	173,035	100,028	97,893
Financing income	20	1,215	6,879	7,302
Financing expenses, net		171,820	93,149	90,591

Income (loss) before taxes on income		(28,229)	175,161	134,320

Taxes on income	18	13,619	50,425	36,803

Income (loss) for the year		(41,848)	124,736	97,517

Income (loss) attributable to:
The Company’s owners		(56,555)	90,495	73,034
Non‑controlling interests		14,707	34,241	24,483
Income (loss) for the year		(41,848)	124,736	97,517

Income (loss) per share attributable to the
Company’s owners	21

Basic income (loss) per share (in NIS)		(0.37)	0.661	0.553

Diluted income (loss) per share (in NIS)		(0.37)	0.651	0.547

* Reclassified – see Note 2F.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Comprehensive Income

	For the Year Ended December 31
	2020	2019	2018
	Thousands of New Israeli Shekels

Income (loss) for the year	(41,848)	124,736	97,517

Components of other comprehensive income (loss)
that after the initial recognition in the statement of
comprehensive income were or will be transferred to
the statement of income

Effective portion of change in the fair value of cash-flow
Hedges	(155,751)	(28,989)	2,211

Net change in fair value of derivative financial
instruments used for hedging cash flows recorded to
the cost of the hedged item	10,540	4,668	(590)

Net change in fair value of derivative financial
instruments used to hedge cash flows transferred
to the statement of income	21,652	9,778	–

Tax benefit (taxes) in respect of items of other
comprehensive income (loss)	4,627	615	(373)

Total other comprehensive income (loss) for the year,
net of tax	(118,932)	(13,928)	1,248

Total comprehensive income (loss) for the year	(160,780)	110,808	98,765

Comprehensive income (loss) attributable to:
The Company’s owners	(175,487)	76,567	74,282
Holders of non‑controlling interests	14,707	34,241	24,483
Total comprehensive income (loss) for the year	(160,780)	110,808	98,765

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital
		Premium on shares				reserve for			Non- controlling interests
	Share			Hedging		share-based	Retained			Total
	capital			reserve		payments	earnings	Total		equity
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2020

Balance at
January 1, 2020	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775
Issuance of shares
(less issuance
expenses)	347	1,076,962	–	–	–	–	–	1,077,309	–	1,077,309
Acquisition of
non-controlling
interests	–	–	(21,147)	–	–	–	–	(21,147)	(6)	(21,153)
Share-based payment	–	–	–	–	–	2,611	–	2,611	–	2,611
Exercise of shares
issued to employees
and officers	4	1,877	–	–	–	(1,881)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	110	110
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(42,500)	(42,500)
Other comprehensive
loss for the year,
net of tax	–	–	–	(118,932)	–	–	–	(118,932)	–	(118,932)
Income (loss) for the
year	–	–	–	–	–	–	(56,555)	(56,555)	14,707	(41,848)
Balance at
December 31, 2020	1,784	1,714,122	(24,657)	(132,409)	77,930	5,171	28,671	1,670,612	40,760	1,711,372

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital
		Premium on shares				reserve for			Non- controlling interests
	Share capital			Hedging reserve		share-based	Retained earnings			Total equity
						payments		Total
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Issuance of shares
(less issuance
expenses)	110	271,485	–	–	–	–	–	271,595	–	271,595
Acquisition of
non-controlling
interests	–	–	(6,108)	–	–	–	–	(6,108)	5	(6,103)
Share-based payment	–	–	–	–	–	3,468	–	3,468	–	3,468
Exercise of shares
issued to employees
and officers	4	2,793	–	–	–	(2,797)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividend to the
Company’s
shareholders	–	–	–	–	–	–	(236,000)	(236,000)	–	(236,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(47,600)	(47,600)
Elimination of rights
of holders of
non-controlling
interests due to sale
of subsidiary (see
also Note 24A(7))	–	–	–	–	–	–	–	–	1,083	1,083
Other comprehensive
loss for the year,
net of tax	–	–	–	(13,928)	–	–	–	(13,928)	–	(13,928)
Income for the year	–	–	–	–	–	–	90,495	90,495	34,241	124,736
Balance at
December 31, 2019	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with shareholders
			Capital reserve in respect of merger			Capital
		Premium on shares				reserve for			Non- controlling interests
	Share capital			Hedging reserve		share-based	Retained earnings			Total equity
						payments		Total
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of
non-controlling
interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	3,222	–	3,222	–	3,222
Capital reserve in
respect of
transactions with
holders of
non-controlling
interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(29,000)	(29,000)
Other comprehensive
income for the year,
net of tax	–	–	–	1,248	–	–	–	1,248	–	1,248
Income for the year	–	–	–	–	–	–	73,034	73,034	24,483	97,517
Balance at
December 31, 2018	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284

* Amount less than NIS 1 thousand.

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Cash Flows

	For the Year Ended December 31
	2020	2019	2018
	Thousands of New Israeli Shekels

Cash flows from operating activities
Income (loss) for the year	(41,848)	124,736	97,517

Adjustments:
Depreciation, amortization and consumption of diesel oil	133,358	146,647	118,922
Financing expenses, net	171,820	93,149	90,591
Taxes on income	13,619	50,425	36,803
Gain on sale of subsidiary	(712)	(1,777)	–
Share-based payment transactions	2,611	3,468	3,222
Revaluation of derivative financial instruments	–	1,080	4,018
	278,848	417,728	351,073

Change in trade and other receivables	(47,540)	(3,015)	35,306
Change in trade and other payables	130,352	(18,965)	(75,537)
Change in employee benefits	–	–	(103)
	82,812	(21,980)	(40,334)

Taxes on income received	457	–	–
Taxes on income paid	(210)	(4,189)	–
	247	(4,189)	–

Net cash provided by operating activities	361,907	391,559	310,739

Cash flows from investing activities
Interest received	974	6,563	837
Short-term deposits and restricted cash, net	(1,695,769)	69,695	(104,101)
Withdrawals from long-term restricted cash	133,653	2,082	66,450
Deposits in long-term restricted cash	(107,531)	(91,000)	(58,913)
Deferred consideration in respect of sale of
of subsidiary less cash sold	1,408	3,158	–
Long-term advance deposits and prepaid expenses	(198,579)	(11,184)	(14,834)
Acquisition of property, plant and equipment	(255,153)	(121,681)	(249,197)
Deferred consideration in respect of acquisition of
subsidiary	(46,648)	–	(8,125)
Acquisition of intangible assets	(1,264)	(919)	(473)
Payments in respect of derivative financial instruments	(18,916)	(3,313)	–
Receipts in respect of derivative financial instruments	5,296	–	114

Net cash used in investing activities	(2,182,529)	(146,599)	(368,242)

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Consolidated Statements of Cash Flows

	For the Year Ended December 31
	2020	2019	2018
	Thousands of New Israeli Shekels

Cash flows from financing activities
Proceeds from issuance of shares, net of issuance
expenses	1,077,309	271,595	–
Proceeds from issuance of debentures, net of issuance
expenses	973,624	–	–
Receipt of long-term loans from banks and others	251,000	–	122,000
Investments of holders of non-controlling interests in the
capital of a subsidiary	110	240	–
Interest paid	(85,454)	(75,841)	(88,748)
Costs paid in advance in respect of taking out of loans	(29,587)	(6,535)	(2,328)
Dividend paid to the Company’s shareholders	–	(236,000)	–
Dividends paid to holders of non-controlling interests	(42,500)	(47,600)	(29,000)
Payment of early redemption commission with respect
to the debentures (Series A)	(37,886)	–	–
Repayment of loans from banks and others	(134,269)	(67,682)	(101,015)
Repayment of debentures	(286,112)	(11,488)	(22,400)
Acquisition of non-controlling interests	(25,680)	(1,500)	–
Payment in respect of derivative financial instruments	(20,930)	(11,370)	–
Repayment of principal of lease liabilities	(1,343)	(1,562)	–

Net cash provided by (used in) financing activities	1,638,282	(187,743)	(121,491)

Increase (decrease) in cash and cash equivalents	(182,340)	57,217	(178,994)

Cash and cash equivalents at beginning of the year	384,748	329,950	508,181

Impact of changes in the currency exchange rate on
the balances of cash and cash equivalents	(1,934)	(2,419)	763

Cash and cash equivalents at end of the year	200,474	384,748	329,950

The accompanying notes to the financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 1 –	General

A.	The Reporting Entity (Cont.)

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is a publicly‑held company, and its securities are traded on the Stock Exchange. Up to the date of the report, the Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”) were engaged in one area of activities – generation and supply of electricity and energy. In the framework of this area of activities, the Company is engaged in generation and supply of electricity and energy to private customers in Israel and Israel Electric Company Ltd. (hereinafter – “IEC”) and the System Administrator, and initiation, development, construction and operation of power plants and facilities for the generation of energy. As at the date of the report, the Group’s activities were carried on only in Israel. Subsequent to the date of the report, on January 25, 2021, the Company completed acquisition of the CPV Group which is engaged in the area of generation of the electricity in the United States (including through use of renewable energy) pursuant to an agreement for acquisition of the CPV Group from October 2020. For details regarding the agreement for acquisition of the CPV Group – see Note 25L. As at the approval date of the financial statements, the Company carries on its activities in Israel under one divisional roof and its activities in the United States under another divisional roof, which are expected to constitute an additional area of activities of the Company.

As at the date of the report, the Group operates in Israel: the Rotem Power Plant, which is wholly‑owned by OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by the Company (80%) and by another shareholder (20%)), which operates using conventional technology having generation capacity of about 466 megawatts (MW); and the Hadera Power Plant which is wholly‑owned by OPC Hadera Ltd. (hereinafter – “Hadera”), which runs using cogeneration technology and has an installed capacity of 144 MW, which on July 1, 2020 reached commercial operation, this being after receipt of a permanent electricity generation license and a supply license. In addition, Hadera holds the Energy Center (boilers and a turbine on the premises of Hadera Paper Mills Ltd.), which serves as back‑up for supply of steam. In addition, the Company wholly owns Zomet Energy Ltd. (hereinafter – “Zomet”), which is taking action for construction of a power plant powered by means of natural gas using conventional technology in an open cycle (a Peaker plant) having an installed capacity of about 396 MW, located proximate to the Plugot Intersection, in the area of Kiryat Gat. Furthermore, the Company is taking action to construction and operate facilities for generation of energy on the consumer’s premises, which generate electricity using natural gas and arrangements for supply and sale of energy to consumers, as stated in Note 25K, and it has signed an agreement whereby it will supply the equipment and will construct, operate and maintain the Sorek B Generation Facility and will supply the energy required by the Sorek B Desalination Facility, as stated in Note 24A(10).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 1 –	General (Cont.)

A.	The Reporting Entity (Cont.)

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder (hereinafter – “the Electricity Sector Law”), resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Business Concentration, 2013, the provisions of the Economic Competition Law, 1988, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality (protection). The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Electricity Authority supervises both Israel Electric Company (IEC) and private electricity generators.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

B.	Impacts of the Spread of the Coronavirus

At the end of 2019 and in the first half of 2020, there was a spread in China and thereafter throughout the world of the Coronavirus (COVID‑19), which in March 2020 was declared as a worldwide pandemic by the World Health Organization (hereinafter – “the Coronavirus Crisis”). Due to the Coronavirus Crisis, in the year of the report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and other countries throughout the world. In addition, the said Coronavirus crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. As at the approval date of the the financial statements, the operations of the Company’s active power plants, Rotem Power Plant and Hadera Power Plant are continuing as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. The continuity of the construction work on the Rotem Power Plant or the renovation work at the Hadera Power Plant could be impacted by the traffic (movement) limitations due to the Coronavirus Crisis in light of the need for arrival of equipment and foreign work teams. During 2020, even though the electricity consumption of some of the Group’s customers was impacted by the Coronavirus Crisis, there was no significant decline in the Group’s revenues from sale of electricity. As at the approval date of the financial statements, the Coronavirus crisis had not had a significant impact on the Company’s results and activities.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 1 –	The Reporting Entity (Cont.)

B.	Impacts of the Spread of the Coronavirus (Cont.)

The Coronavirus Crisis and the movement restrictions, as referred to above, have impacted the Group’s activities, as stated below:

–
Due to the continued travel restrictions, both in Israel and worldwide, along with the need for equipment from overseas, the Company estimates that construction of the Zomet Power Plant could extend beyond the end of 2022, and as at the approval date of the financial statements, completion is expected to take place in January 2023. For details regarding revision of the Zomet Power Plant construction agreement – see Note 25D.

–
In light of the restrictions on entry into the State of Israel due to the Coronavirus Crisis, the maintenance work that was planned to be performed for the Rotem Power Plant in April 2020 was postponed and was performed in October 2020. In light of postponement of the maintenance work, as noted, Rotem shut down the power plant for a number of days in April 2020 in order to perform internally‑initiated technical tests and treatments. The shutdown for several days and the postponement of the maintenance date, as stated, did not have a significant impact on the generation activities of the Rotem Power Plant, its results and the Company’s financial results. The maintenance work lasted for 13 days, as planned, during which time the activities of the Rotem Power Plant were shut down. In light of postponement of the date of the Maintenance Work, in March 2020 Rotem slowed the reduction (amortization) of the maintenance component in the Rotem Power Plant. The impact of the slowing of the reduction (amortization) on the results of the activities in the year of the report amounted to about NIS 4 million.

–	For details regarding the impact of the Coronavirus Crisis on the date of flow of the gas from the Karish Tanin reservoir – see Note 25G.

Definitions

1.	The Company – OPC Energy Ltd.

2.	The Group – OPC Energy Ltd. and its subsidiaries.

3.	Subsidiaries – companies, including partnerships, the financial statements of which are fully consolidated, directly or indirectly, in the financial statements of the Company.

4.	Related parties – within the meaning thereof in IAS 24 (2009), “Related Parties”.

5.	Interested parties – within their meaning in paragraph (1) of the definition of an “interested party” in an entity under Section 1 of the Securities Law, 1968.

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with International Financial Reporting Standards (IFRSs). These financial statements have also been prepared in accordance with the Securities Regulations (Annual Financial Statements), 2010.

The Company’s financial statements were approved for publication by the Company’s Board of Directors on March 24, 2021.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis, except for derivative financial instruments measured at fair value through profit or loss, financial instruments measured at fair value through other comprehensive income, deferred taxes and provisions. For further information, see Note 3.

D.	Operating cycle

The Group’s normal operating cycle is one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place in the Group’s normal operating cycle.

E.	Use of estimates and judgment

In preparation of the consolidated financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

When formulating the accounting estimates used in the preparation of the Group’s financial statements the Group’s management is required to make assumptions regarding circumstances and events that involve considerable uncertainty. The Group’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the circumstances pertinent to each estimate.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information regarding assumptions made by the Group with respect to the future and main factors for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are included in the following sections:

1.	Expected useful life of property, plant and equipment

Property, plant and equipment are depreciated using the straight‑line method over their estimated useful lives, after taking into account their residual value. The Group re-examines the expected useful lives of assets on an ongoing basis, in order to determine the amount of the depreciation expenses to be recorded in the period. The useful life is based on the Group’s past experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes compared with previous estimates.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

E.	Use of estimates and judgment (Cont.)

2.	Deferred tax assets in respect of tax losses

The principal assumption in determination of a deferred tax asset in respect of tax losses is the probability that in the future there will be taxable profits against which carried forward losses can be utilized. Deferred taxes are recognized or reversed in the statement of income in respect of tax losses. For information regarding losses for which a deferred tax asset was recognized – see Note 18.

3.	Assessment of the probability of contingent liabilities

The Group has contingent liabilities, the outcome of which could have a material impact on the Group’s results. Cancellation or creation of a provision in respect of such contingent liabilities is based on an assessment of whether it is more likely than not that an outflow of economic resources will be required in respect of such contingent liabilities.

4.	Uncertain tax positions

Calculation of the provision for taxes and indirect taxes in the Group is based on the Group’s estimates and assessments, based on the opinion of its legal advisors, with respect to various uncertain tax positions. To the extent that such tax positions are not accepted by the tax authorities, the Group is likely to be required to pay additional tax expenses and interest.

Change in estimates

In the year account, Rotem examined the estimated useful life of the balance of various components in the Rotem Power Plant – this being in light of the experience accumulated in the period of roughly 6 years since the date of commercial operation of the power plant in July 2013 and completion a round of required maintenance work, including significant maintenance of the “major overhaul” type. Based on an opinion of an independent external expert, the Company updated the estimate of the balance of the useful life of these components, as at October 1, 2019, from a period of 19 years to a period of 24 years. The impact of the change in the estimate is as follows:

	2019	2020	2021	2022	2023	Thereafter
	Thousands of New Israeli Shekels

Increase (decrease) in
depreciation expenses	(3,406)	(12,898)	(12,898)	(12,898)	(12,898)	54,998

F.	Reclassification

In the year of the report, the Company classified business development expenses that were previously presented in the “administrative and general expenses” category in a separate category in the statement of income. Accordingly, the Company reclassified from the “administrative and general expenses” category to the “business development expenses” category the amounts of NIS 6,938 thousand and NIS 3,593 thousand for the years ended December 31, 2019 and 2018, respectively.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 2 –	Basis of Preparation of the Financial Statements (Cont.)

G.	Information regarding operating segments

In accordance with the information that is provided to the chief operating decision maker (CODM), which is the Company’s CEO, the Company operates in a single operating segment, as defined in IFRS 8 – Activity Segments. The segment’s revenues, which are regularly reviewed by the CODM, are measured on the basis of the gross profit less depreciation, which is consistent with the presentation in the Company’s consolidated statement of income.

H.	Changes in accounting estimates

First-time application of new standards, amendments to standard and interpretations

1.	Amendment to IFRS 3 “” Business Combinations” (hereinafter – “the Amendment”)

The Amendment clarifies whether a transaction to acquire activities is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and examples were added illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020.

2.
Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures: Reform of Benchmark Interest Rates” (hereinafter – “the Amendments”)

The Amendments include a number of mandatory leniencies that are relevant to examination of the effectiveness of hedge accounting ratios that are impacted by uncertainty deriving from reform of the IBOR interest rates (this reform is intended to result in cancellation of interest rates such as LIBOR and EURIBOR). For example:

–	Determination of the probability of occurrence of the hedged cash flows is to be based on the existing contractual cash flows and future changes due to the IBOR reform are to be ignored.

–
When examining prospective effectiveness, account is to be taken of the existing contractual conditions of the hedged item and the hedging instrument, and the uncertainty deriving from the reform is to be ignored.

The Amendments were applied retroactively commencing from January 1, 2020. The leniencies included as part of the Amendments will be discontinued prospectively at the earlier of: clarification of the uncertainty arising from the reform or the date on which the hedge ratios are discontinued.

In the Group’s estimation, application of the Amendments did not have a significant impact on the financial statements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements by the Group entities, except for that stated in Note 2H – “Initial Application of New Standards, Amendments to Standards and Interpretations”.

A.	Basis of consolidation

1.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date the control commences until the date the control is lost.

The accounting policies of the subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components.

Measurement of non‑controlling interests on the date of the business combination

Non‑controlling interests, which are instruments that convey a present ownership right and that grant to their holder a share in the net assets in a case of liquidation, are measured on the date of the business combination at fair value or based on their relative share in the identified assets and liabilities of the entity acquired, on the basis of every transaction separately.

Allocation of net income and other comprehensive income to the shareholders

Net income or loss and all items of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. The total net income and other comprehensive income are allocated to the owners of the Company and the non‑controlling interests even if the result is a negative balance of non‑controlling interests.

Transactions with non‑controlling interests, while maintaining control

Transactions with non‑controlling interests while maintaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in the non‑controlling interests is recorded to the share of the Company’s shareholders in a capital reserve for transactions with non‑controlling interests and merger.

The amount at which the non‑controlling interests are adjusted is calculated as follows:

In an increase in the rate of holdings – based on the relative proportion acquired of the balance of the non‑controlling interests in the consolidated financial statements immediately prior to the transaction.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

A.	Basis of consolidation (Cont.)

3.	Loss of control

Upon a loss of control, the Group eliminates the assets and liabilities of the subsidiary, any non‑controlling interests and other component of equity attributable to the subsidiary. The difference between the consideration and the balances eliminated is recognized in the statement of income in the “other income” category.

4.	Transactions eliminated in the consolidation

Balances and transactions between the Group companies, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparation of the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Business combinations under common control

Acquisition of interests in businesses that are controlled by the controlling shareholder in the Group was accounted for using the pooling approach, pursuant to which the acquisition is accounted for as if it was executed on the date on which control was achieved for the first time by the Group’s controlling shareholder. For this purpose, the comparative data was restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the controlling shareholder in the Group. The equity components of the Group were restated from the date that control was achieved for the first time by the Group’s controlling shareholder, whereby the equity components of the acquired entity were added to the Group’s existing equity components.

Any difference between the issuance consideration for the acquisition and the amounts of the acquired assets and liabilities on the date that control was achieved and the investments made by the controlling shareholder in the acquired company subsequent to achievement of the said control is recognized directly in equity as a capital reserve from transactions with non‑controlling interests and merger.

C.	Foreign currency

Transactions in foreign currency

Transactions in foreign currency are translated into the functional currency of the Group entities based on the exchange rates in effect on the execution dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the date of the report are translated into the functional currency at the exchange rate in effect on that date. Non‑monetary assets and liabilities measured at fair value in foreign currencies are translated into the functional currency at the exchange rate in effect on the date the fair value was determined. Generally, foreign currency differences are recognized in the statement of income (except for differences deriving from cash‑flow hedges, which are recognized in other comprehensive income (in respect of the hedge’s effective portion)). Non‑monetary items measured based on historical cost in a foreign currency are translated using the exchange rate in effect on the date of transaction.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments

1.	Non‑derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the date on which the Group becomes a party to the instrument’s contractual provisions.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date the classification was changed from a contract asset to receivables.

Elimination of financial assets

Financial assets are eliminated when the Group’s contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows deriving from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Upon initial recognition, financial assets are classified into one of the following measurement categories: amortized cost; or fair value through the statement of income.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through the statement of income:

–	It is held under a business model the objective of which is to hold assets in order to collect the contractual cash flows; and

–	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the outstanding principal amount on specified dates.

All the financial assets not classified as measured at amortized cost are measured at fair value through the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments

1.	Non‑derivative financial assets (Cont.)

Classification of financial assets into categories and the accounting treatment of each category (Cont.)

The Group has balances of trade and other receivables and deposits that are held in accordance with a business model the objective of which is to collect the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflect consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Assessment as to whether the cash flows include solely principal and interest

For purposes of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on the date of initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

–	Contingent events that would change the timing or amount of the cash flows;

–	Terms that may change the stated interest rate, including variable interest;

–	Extension or early repayment features; and

–	Terms that limit the Group's claim to cash flows from specified assets (for example a non-recourse financial asset).

An early repayment feature is consistent with the “solely payments of principal and interest” criterion if the early repayment amount represents essentially unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation, received or paid, for early termination of the contract.

Subsequent measurement and gains and losses

Financial assets at fair value through the statement of income
In subsequent periods, these assets are measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in the statement of income (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost
These assets are measured in subsequent periods at amortized cost using the effective interest method and net of impairment losses. Interest income, exchange rate gains and losses and impairment are recognized in the statement of income. Any gain or loss on elimination is also recognized in the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

2.	Non‑derivative financial liabilities

Non-derivative financial liabilities include: loans and credit from banks and others, debentures, capital notes from shareholders and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are initially recognized at fair value net of any directly attributable transaction costs.

Transaction costs that are attributed directly to the issuance of an instrument that is classified as a financial liability are deducted from the financial liability at the time of the initial recognition.

Subsequent treatment of financial liabilities

Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Elimination of financial liabilities

Financial liabilities are eliminated when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial liabilities

Financial assets and liabilities are offset and the amounts are presented net in the statement of financial position when the Group currently has an enforceable legal right to offset the amounts and intends either to settle the asset and the liability on a net basis or to realize the asset and settle the liability concurrently.

3.	Derivative financial instruments, including hedge accounting

Hedge accounting

At the time of commencement of the accounting hedge, the Group formally documents the hedge relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, as well as the manner in which the Group will assess the effectiveness of the hedging relationship.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

D.	Financial instruments (Cont.)

3.	Derivative financial instruments, including hedge accounting (Cont.)

Hedge accounting (Cont.)

The Group makes an assessment, at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within the range of 80% to 125%.

Regarding a cash‑flow hedge, a forecasted transaction that constitutes a hedged item must be expected at a level of “highly probable” and it must create exposure to changes in cash flows that could ultimately affect profit or loss.

Changes in the fair value of derivatives used as a cash‑flow hedge, in respect of the effective portion of the hedge, are recognized through other comprehensive income directly in a capital reserve for hedging differences. Changes in fair value relating to the ineffective portion are recognized in profit or loss. The amount recognized in the capital reserve for hedging differences is reclassified to the hedged assets in the statement of financial position or to the statement of income in the period in which the cash flows affect such assets, and is recognized in the same category in the financial statements as is the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, the hedge accounting is discontinued. The cumulative gain or loss previously recognized in the capital reserve for hedging differences through other comprehensive income remains in the reserve until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the capital reserve for hedging differences in respect of the hedging instrument is reclassified to the statement of income.

When the hedged item is a non‑financial asset, the amount recognized in the capital reserve for hedging differences is added to the value of the asset when it is recognized.

Non‑hedging derivatives

Derivatives are recognized initially at fair value. Subsequent to the initial recognition, changes in the fair value of derivatives that do not serve for hedging purposes are recognized in the statement of income, as financing income (expenses) or as other income.

4.	Liabilities linked to the Consumer Price Index (hereinafter – “the CPI”) not measured at fair value

The value of CPI‑linked financial liabilities that are not measured at fair value is revalued every period in accordance with the actual increase/decrease in the CPI.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

E.	Property, plant and equipment

1.	Recognition and measurement

Property, plant and equipment are presented at cost less accumulated depreciation.

The cost of the property, plant and equipment includes expenses that can be directly attributed to acquisition of the asset. The cost of assets that were constructed independently includes the cost of the materials and direct salary costs, as well as any additional costs that are directly attributable to bringing the asset to the required position and condition so that it will be able to function as management intended, an estimate of the costs to dismantle and remove the items, and restoration of the site on which the item is located, as well as capitalized borrowing costs. Advance payments made on account of assets that were constructed independently are recognized as part of the cost of said equipment.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Spare parts, servicing equipment and stand‑by equipment are to be classified as property plant and equipment when they meet the definition of property plant and equipment in IAS 16 “Property, Plant and Equipment”.

Where significant parts of an item of property, plant and equipment (including costs of major periodic inspections) have different life expectancies, they are treated as separate items (significant components) of the property, plant and equipment.

2.	Subsequent costs

The cost of replacing part of an item of property, plant and equipment and other subsequent expenses are recognized as part of the carrying value of the property, plant and equipment item if it is expected that the future economic benefits associated with them will flow to the Group and if their cost can be measured reliably. The carrying amount of the replaced part of the item of property, plant and equipment is eliminated. The costs of ongoing servicing are recognized in the statement of income as incurred.

3.	Depreciation

Depreciation is the systematic allocation of the depreciable amount of an asset over its estimated useful life. The depreciable amount is the cost of the asset, or other amount that replaces the cost, less its salvage value.

An asset is depreciated from the date it is ready for use, namely the date when it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in the statement of income using the “straight‑line” method (unless the amount is included in the carrying amount of another asset) over the estimated useful lives of each part of the property, plant and equipment item, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Spare parts and inventory of diesel oil are charged to expense in full when they are used/consumed.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

E.	Property, plant and equipment (Cont.)

3.	Depreciation

Depreciation methods, useful lives and residual values are reviewed at each financial year‑end and are adjusted where necessary. For details regarding a change in estimate in Rotem made in 2019– see Note 2E.

The estimated useful lives for the current and comparative periods are as follows:

Installations, machinery and equipment	5 – 30 years (mainly 30 years)
Roads and buildings	23–30 years
Computers	3 years
Office furniture and equipment	3 – 16 years
Leasehold improvements (*)	9 – 30 years
Other	5 – 15 years

(*) The shorter of the lease term and useful life

F.	Intangible assets

1.	Goodwill

Goodwill resulting from acquisition of subsidiaries is presented under intangible assets.

2.	Other intangible assets

Other intangible assets acquired by the Group having a finite useful life are measured at cost less amortization and accrued losses.

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortization amount is the cost of the asset less its residual value.

Amortization is recorded in the statement of income using the “straight-line” method over the estimated useful lives of the intangible assets, from the date the assets are available for use, since this method reflects the expected pattern of consumption of the future economic benefits inherent in each asset. Goodwill and intangible assets with an indefinite useful life are not systematically amortized, but are examined at least once a year for impairment.

The estimated useful lives for the current period and the comparative periods are as follows:

Software	3 – 10 years
License	23 years

The estimates with respect to the amortization method, useful life and residual value are reviewed at least at the end of each reporting year and are adjusted where necessary.

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually, to determine whether the events and circumstances continue to support the determination that the intangible asset has an indeterminate useful life.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment

1.	Non‑derivative financial assets

The Group recognizes a provision for expected credit losses in respect of:

–	Financial assets measured at amortized cost; and

–	Receivables in respect of a lease.

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

A financial asset not carried at fair value through the statement of income is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include a contractual default by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter into bankruptcy, or the disappearance of an active market for a security.

The Group examines evidence of impairment for receivables and loans on a specific basis.

The Group assumes that the credit risk of a financial asset has increased significantly since the initial recognition when contractual payments are past due for more than 30 days.

The Group considers a financial asset to be in default when:

–	The borrower is unlikely to pay its credit obligations to the Group in full; or

–	The contractual payments of the financial asset are past due for more than 90 days.

The Group considers a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial asset. 12-month expected credit losses are the expected credit losses that result from possible default events within the 12 month period after the reporting date. The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

1.	Non‑derivative financial assets (Cont.)

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit‑impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following events:

–	Significant financial difficulty of the issuer or borrower;

–	A breach of contract such as a default or payments being past due;

–	The restructuring of a loan or payment due to the Group on terms that the Group would not otherwise consider;

–	It is probable that the borrower will enter bankruptcy or other financial reorganization; or

–	The disappearance of an active market for a security because of financial difficulties.

Presentation of a provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off, in whole or in part, when the Group does not have a reasonable expectation of its recovery. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due. Write-off constitutes an elimination event.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

G.	Impairment (Cont.)

2.	Non‑financial assets

Timing of impairment testing

The carrying amount of the Group’s non-financial assets, other than deferred tax assets, are examined at each reporting date, in order to determine if there are signs indicating an impairment in value. If such signs exist, the estimated recoverable amount of the asset is calculated.

Measurement of recoverable amount

The recoverable amount of an asset or a cash‑generating unit is the higher of its value in use or fair value less disposal costs. When determining the value in use, the Group discounts the anticipated future cash flows according to a pre‑tax discount rate that reflects the assessments of market participants regarding the time value of money and the specific risks relating to the asset. For purposes of testing impairment purposes, the assets are grouped together into the smallest group of assets that yields cash inflows from continuing use, which are largely independent of the cash inflows of the other assets and other groups (“cash-generating unit”).

Recognition of impairment loss

Losses from impairment are recognized when the carrying amount of the assets or of the cash‑generating unit to which the asset belongs exceeds the recoverable amount, and are recognized in the statement of income.

Cancellation of impairment loss

Impairments losses are re‑examined on each reporting date in order to determine if there are signs indicating that the losses have decreased or no longer exist. An impairment loss is cancelled if there is a change in the estimates used to determine the recoverable amount, to the extent that the carrying amount of the asset, after cancellation of the impairment loss, does not exceed the carrying amount, after deduction of depreciation or amortization, that would have been determined if the impairment loss had not been recognized.

H.	Employee benefits

Defined contribution plans

The Group has a defined contribution plan. A defined contribution plan is a post‑employment benefit plan under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to the defined contribution pension plan are recognized as an expense in the statement of income in the periods during which related services are rendered by employees. Obligations for contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the services are recognized at their present value.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

I.	Share‑based payment transactions

The fair value on the grant date of share-based payment grants to employees is recognized as a salary expense concurrent with an increase in equity over the period in which a non‑contingent entitlement to the grants is achieved. The amount recognized as an expense in respect of share‑based payment grants that are contingent on vesting conditions that are service terms is adjusted to reflect the number of grants that are expected to vest.

J.	Provisions

The Group recognizes an indemnification asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the indemnification may not exceed the amount of the provision.

A provision is recognized if, as a result of a past event, the Group has a current legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

K.	Revenues

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Company’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (IEC).

Identification of the contract

The Group treats a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;

(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(C)	The goods or services promised in the contracts (or certain goods or services promised in ach one of the contracts) constitute a single performance obligation.

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

As part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

The scope of the variable consideration deriving from sales of electricity is immaterial.

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer. For sales of electricity, the customer achieves control over the goods upon the generation and, therefore, the Group recognizes revenue at this time, upon transfer of the electricity to the electricity grid.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

K.	Revenues (Cont.)

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

In cases where the contract modification is an increase in the scope of the contract due to additions of goods or services where the contract price increased by a consideration amount that reflects the independent selling prices of the goods or services added, the Group accounts for the contract modification as a separate contract.

L.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to issuance of shares, less the tax effect, are presented as a deduction from equity. Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in the deferred expenses item in the statement of financial position. The costs are deducted from equity upon initial recognition of the equity instruments, or are deducted as financing expenses in the statement of income if the issuance is no longer expected to take place.

M.	Financing income and expenses

Financing expenses include interest expense on loans received and debentures issued, interest expense on capital notes, losses from derivative financial instruments that are recognized in the statement of income and early redemption commissions with respect to debentures. Borrowing costs are recognized in the statement of income using the effective interest method.

Financing income includes interest income on loans granted, funds invested, and gains from derivative financial instruments recognized in the statement of income.

Gains and losses from exchange rate differences are reported on a net basis.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

M.	Financing income and expenses (Cont.)

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities. Borrowing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from investing activities. Cash flows paid (or received) in respect of derivative financial instruments that are not designated for hedging are presented as part of cash flows from financing activities.

N.	Taxes on income

Taxes on income include deferred taxes. Taxes on income are recorded in the statement of income unless the taxes are charged directly to equity or to other comprehensive income.

Current taxes

The current tax is the amount expected to be paid (or refunded) with respect to the taxable income in the tax year, which is calculated based on the tax rates applicable under the laws enacted or that have been substantially legislated as at the date of the report. Current taxes include, among other things, taxes in respect of prior years.

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their values for tax purposes. The Group does not recognize deferred taxes for the following temporary differences: (1) the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither the accounting income nor the income for tax purposes; and (2) differences that stem from an investment in subsidiaries, if the Group controls the reversal date of the difference and it is expected that they will not reverse in the foreseeable future, whether by means of realization of the investment or through distribution of dividends respect of the investment.

Deferred taxes are measured at the tax rates that are expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the date of the report.

A deferred tax asset is recognized for carryforward tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

N.	Taxes on income (Cont.)

Offset of deferred taxes and liabilities

Deferred tax assets and liabilities are offset by the Group if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxable by the same tax authority of the same taxable entity, or of different entities that intend to settle the current tax assets and liabilities on a net basis or where their current tax assets and liabilities will be realized concurrently.

O.	Earnings (loss) per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the income or loss attributable to the Company’s ordinary shareholders by the weighted‑average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the income or loss attributable to the Company’s ordinary shareholders and the weighted‑average number of ordinary shares outstanding, after adjustment for the effects of all dilutive securities, if any.

P.	Capitalization of borrowing costs

A qualifying asset is an asset that requires a significant period of time in order to prepare it for its intended use or sale. Specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion up to the date on which it is ready for its intended use. Exchange rate differences arising from credit in foreign currency are capitalized to the extent they are considered to be an adjustment of interest costs. Other borrowing costs are recognized in the statement of income as incurred.

Q.	Leases

The accounting policies applied commencing from January 1, 2019:

1.	Determination whether an arrangement includes a lease

On the date of entering into a lease, the Group determines whether the arrangement is a lease or includes a lease, while examining if the arrangement transfers a right to control use of an identified asset for a period of time in exchange for a payment. When making the evaluation if an arrangement transfers a right to control use of an identified asset, the Group examines whether over the period of the lease it has the following two rights:

(a)	The right to obtain essentially all the economic benefits from use of the identified asset; and

(b)	The right to direct the use of the identified asset.

For lease contracts that include components that are not lease components, such as services or maintenance, which relate to the lease component, the Group elected to treat the lease component separately.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

Q.	Leases (Cont.)

The accounting policies applied commencing from January 1, 2019: (Cont.)

2.	Leased assets and liabilities in respect of a lease

Contracts that convey to the Group control over use of a lease asset during a period in exchange for consideration are treated as leases. Upon the initial recognition, the Group recognizes a liability in an amount equal to the present value of the future lease payments (these payments do not include certain variable lease payments), and at the same time the Group recognizes a usage right asset in an amount equal to the lease liability, adjusted for lease payments made in advance or accrued, and with the addition of direct expenses incurred in the lease.

Since the interest rate embedded in the Group’s leases cannot be easily determined, the Group uses the lessee’s incremental interest rate.

Subsequent to the initial recognition, the usage right asset is accounted for using the cost model, and is amortized over the period of the lease or the useful life of the asset – whichever is shorter.

The Group elected to apply the practical leniency whereby short‑term leases of up to one year or leases wherein the base asset has a low value, are accounted for in such a manner that the lease fees (the rent) are recorded in the statement of income using the “straight‑line” method over the period of the lease, without recognizing a lease asset and/or a lease liability in the statement of financial position.

3.	Period of the lease

The period of the lease is determined as the period in which the lease may not be cancelled, together with periods covered by an option to extend or cancel the lease where it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

4.	Variable lease payments

Variable lease payments that depend on the CPI are initially measured by use of the CPI existing on the commencement date of the lease and are included in measurement of the lease liability. Where there is a change in the cash flows from the future lease payments deriving from the change in the CPI or exchange rate, the balance of the liability is updated against the usage right asset.

Other variable lease payments that are not included in measurement of the lease liability are recorded in the statement of income on the date the conditions for these payments are fulfilled.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

Q.	Leases (Cont.)

The accounting policies applied commencing from January 1, 2019: (Cont.)

5.	Amortization of usage right asset

Subsequent to the commencement date of the lease, a usage right asset is measured using the cost method, less accumulated amortization and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The amortization is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter, as follows:

–	Land – 25–49 years.

–	Offices – 9 years.

–	PRMS facility – 24 years.

Accounting policy applied in periods prior to January 1, 2019

1.	Determination whether an arrangement includes a lease

At the start of the arrangement or at the time of its re‑examination, the Group determines whether the arrangement is a lease or it includes a lease. An arrangement is a lease or includes a lease if both of the following conditions are fulfilled:

–	Existence of the arrangement depends on use of a specific asset or specific assets; and

–	The arrangement includes a right to use the asset.

Payments and other consideration required in accordance with the arrangement are separated at the beginning of the arrangement or at the time of its re‑examination into payments for the lease and other payments based on the their relative fair values.

2.	Leased assets and liabilities in respect of a lease

Leases, including leases of land from Israel Lands Administration or from other third parties, wherein the Group essentially bears all the risks and rewards from the asset, are classified as financing leases and are presented as part of the Group’s property, plant and equipment. Subsequent to the initial recognition, the asset is treated in accordance with the accounting policies applicable to this type of asset.

The rest of the leases are classified as operating leases, where the leased assets are not recognized in the Group’s statement of financial position.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

Q.	Leases (Cont.)

Accounting policy applied in periods prior to January 1, 2019 (Cont.)

3.	Lease payments

Payments under an operating lease, except for contingent payments, are recorded in the statement of income based on the “straight‑line” method, over the period of the lease. Lease incentives received are recognized as a separate part of the total lease expenses using the “straight‑line” method, over the period of the lease. Minimum lease payments made under an operating lease, are recorded in the statement of income as incurred.

R.	Accounting standards and interpretations not yet adopted

1.	Amendment to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non‑Current”

The Amendment replaces certain classification requirements of liabilities as current or non‑current. For example, pursuant to the Amendment, a liability will be classified as non‑current where an entity has a right to postpone the payment for a period of at least 12 months after the period of the report, which is “material” and exists at the end of the period of the report. A right exists as at the date of the report only if an entity is in compliance with the conditions for postponement of the payment as at this date. In addition, the Amendment clarifies that a conversion right of a liability will impact is classification as current or non‑current, unless the conversion component is capital.

The Amendment will enter into effect for reporting periods commencing on January 1, 2023. Early application is permissible. The Amendment is to be applied retroactively, including adjustment of the comparative data.

The Group has not yet commenced examination of the impacts of application of the Amendment on the financial statements.

2.	Amendment to IAS 16 “Property, Plant and Equipment: Receipts prior to Intended Use”

The Amendment cancels the requirement whereby in calculation of the costs that may be attributed directly to property, plant and equipment, a reduction is to be made from the costs of testing the proper functioning of the asset for the net proceeds from sale of any items produced in the process (such as samples produced at the time of testing the equipment). Instead, the said proceeds are to be recognized in the statement of income in accordance with the relevant standards and the cost of the items sold is to be measured pursuant to the measurement requirements of IAS 2 “Inventory”.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 3 –	Significant Accounting Policies (Cont.)

R.	Accounting standards and interpretations not yet adopted (Cont.)

2.	Amendment to IAS 16 “Property, Plant and Equipment: Receipts prior to Intended Use” (Cont.)

The Amendment will enter into effect for reporting periods commencing on January 1, 2022 or thereafter. Early application is permissible. The Amendment is to be applied retroactively, including revision of the comparative data, but only for items of property, plant and equipment that were brought to the location and position required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on the initial application date of the Amendment. The cumulative impact of the Amendment will adjust the opening balance of the retained earnings of the earliest reporting period presented.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

3.	Amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets – Contract Performance Costs”

Pursuant to the Amendment, when examining whether a contract is onerous, the costs for performance of the contract that are to be taken into account are costs relating directly to the contract, which include the following costs:

–	Incremental costs; and

–	Allocation of other costs relating directly to the contract (such as depreciation expenses on property, plant and equipment used to perform this contract and other additional contracts).

The Amendment is to be applied retrospectively, commencing on January 1, 2022, for contracts the entity has not yet completed its obligations in respect thereof. Early application is permissible. Upon initial application of the Amendment, the entity is not to restate the comparative data but, rather, it is to adjust the opening balance of the retained earnings on the initial application date, in the amount of the cumulative impact of the Amendment.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 4 –	Determination of Fair Value

As part of the accounting policies and disclosure requirements, the Group is required to determine the fair value of both financial and non‑financial assets and liabilities. The fair values have been determined for measurement and/or disclosure purposes based on the methods described below. Further information regarding the assumptions made in determining the fair values is disclosed in the notes specific to the particular asset or liability.

Non‑derivative financial liabilities

Fair value, which is calculated for reporting purposes, is estimated based on the present value of future cash flows (principal and interest) discounted at the market interest rate as at the date of the report.

Note 5 –	Cash and Cash Equivalents

	At December 31
	2020	2019
	In Thousands of NIS

Balance of current accounts in banks	102,629	62,154
Deposits in banks	97,845	322,594
	200,474	384,748

The Group’s exposure to interest rate risk and currency risk and a sensitivity analysis with respect to the financial statements are provided in Note 22 “Financial Instruments and Risk Management”.

Note 6 –	Restricted Deposits and Cash

	At December 31
	2020	2019
	In Thousands of NIS

Presented under current assets
Short-term deposits in banks	1,607,130	–
Short-term deposits and restricted cash
in banks (*)	206,925	115,765

Presented under non-current assets
Long-term deposits and restricted cash
in banks (*)	231,331	266,803

(*)	For further information regarding restricted cash – see Notes 15D, 22D and 23D.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 7 –	Trade Receivables

	At December 31
	2020	2019
	In Thousands of NIS

Open accounts	8,913	4,904
Accrued income	144,575	129,890
	153,488	134,794

Note 8 –	Other Receivables and Debit Balances

	At December 31
	2020	2019
	In Thousands of NIS

Advances to suppliers	2,816	2,912
Prepaid expenses	11,292	6,453
Refunds receivable	6,004	574
Government institutions	10,215	5,826
Indemnification asset from the Hadera construction contractor
(see Note 25D)	29,086	50,976
Related parties	241	1,055
Other	2,896	2,179
	62,550	69,975

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 9 –	Long-Term Prepaid Expenses

A.	Composition

	At December 31
	2020	2019
	In Thousands of NIS

Deferred expenses (B.1)	86,085	78,105
Contract costs (B.2)	16,190	16,316
Compensation to customers (see Note 25A(2))	10,315	3,905
Deferred financing expenses (B.3)	30,650	5,991
	143,240	104,317

B.	Additional information

1.	Long-term deferred expenses
	At December 31
	2020	2019
	In Thousands of NIS

Long-term deferred expenses	113,097	101,468
Accumulated amortization	(27,012)	(23,363)
	86,085	78,105

The long-term deferred expenses constitute connection fees to the gas transmission network and the electricity grid, as described below:

a.
Costs paid by Rotem and Zomet to Israel Natural Gas Ltd. (hereinafter – “INGL”), in respect of their share of the connection to the national gas transmission network via a pressure reducing and metering station (hereinafter – “the PRMS facility”) as well as in respect of a pipeline for transmission of gas from the PRMS facility to the premises of the Rotem and Zomet power plants (see also Note 25F).

b.	Costs paid by the Group companies to IEC in respect of the infrastructure of electricity lines that connect the Group’s power plants to IEC’s grid.

It is noted that the aforesaid connection infrastructures are intended and are some are even actually used for connecting additional consumers to such infrastructures. Accordingly, these costs are accounted for as long‑term deferred expenses. The long‑term deferred expenses are amortized using the “straight-line” method over a usage period of between 21 and 30 years. In Zomet, the usage period has not yet commenced. The said amortization is recorded in the “depreciation and amortization” category in the statement of income.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 9 –	Long-Term Prepaid Expenses (Cont.)

B.	Additional information (Cont.)

2.	Contract costs

In 2015, Hadera signed a long‑term supply agreement (as described in Note 25A(3)), whereby it undertook, among other things to indemnify Hadera Paper Mills (hereinafter – “Hadera Paper”) for 50% of the actual cost paid for construction of the infrastructures that Hadera Paper is responsible for (hereinafter – “the Infrastructure Bridge”). During 2019, construction of the Infrastructure Bridge was completed and a final accounting is expected to be made with Hadera Paper whereby the share of Hadera in the construction cost of the Infrastructure Bridge amounted to NIS 17 million.

3.	Deferred financing expenses

The Group has financing agreements and credit frameworks as part of financing agreements, as described in Note 15D (hereinafter – “the Financing Agreements”). As part of the Financing Agreements, various commissions were paid, such as a financial closing fee and a periodic “unutilized credit facility” commission (hereinafter – “the Commissions”). The Commissions aree reduced by the percentage of withdrawals from the financing agreements provided as part of the Financing Agreements and aree accounted for using the “effective interest” method, as part of the balance of loans from banks and others.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 10 –	Property, Plant and Equipment

A.	Composition

						Diesel oil and spare parts			Deposits on
		Facilities,		Office					account of
	Roads	machinery		furniture			Assets		property,
	and	and		and	Leasehold		under		plant and
	buildings	equipment	Computers	equipment	improvements		construction	Other	equipment	Total
	In Thousands of NIS

Cost

January 1, 2019
after initial
application
of IFRS 16	131,696	1,761,463	1,620	1,250	8,807	93,252	779,960	3,262	10,639	2,791,949
Additions, net*	–	5,089	517	51	709	46,066	53,011	33	383	105,859
Disposals	–	1,055	82	75	–	35,417	–	136	–	36,765

Balance at
December 31, 2019	131,696	1,765,497	2,055	1,226	9,516	103,901	832,971	3,159	11,022	2,861,043

Additions, net*	–	14,832	614	206	663	46,239	389,839	184	8,850	461,427
Disposals	–	14,332	216	19	–	32,409	–	–	–	46,976
Reclassification from
assets under
construction	89,856	722,065	–	–	–	–	(811,921)	–	–	–

Balance at
December 31, 2020	221,552	2,488,062	2,453	1,413	10,179	117,731	410,889	3,343	19,872	3,275,494

Accumulated
depreciation
Balance at
January 1, 2019
after initial
application
of IFRS 16	24,099	383,750	566	441	868	–	–	1,498	–	411,222
Additions	4,387	100,164	375	97	854	–	–	372	–	106,249
Disposals	–	1,055	82	75	–	–	–	136	–	1,348

Balance at
December 31,2019	28,486	482,859	859	463	1,722	–	–	1,734	–	516,123
Additions	6,328	100,837	481	100	937	–	–	325	–	109,008
Disposals	–	14,332	216	19	–	–	–	–	–	14,567

Balance at
December 31,2020	34,814	569,364	1,124	544	2 659	–	–	2,059	–	610,564

Depreciated cost at:

December 31, 2020	186,738	1,918,698	1,329	869	7,520	117,731	410,889	1,284	19,872	2,664,930

December 31, 2019	103,210	1,282,638	1,196	763	7,794	103,901	832,971	1,425	11,022	2,344,920

January 1, 2019	107,597	1,377,713	1,054	809	7,939	93,252	779,960	1,764	10,639	2,380,727

*	Additions in respect of assets under construction are presented net of agreed compensation from the construction contractor (for details – see Note 25D).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 10 –	Property, Plant and Equipment (Cont.)

B.	Capitalized borrowing costs

Borrowing costs capitalized to assets under construction in 2020 and 2019 amounted to about NIS 28 million and about NIS 41 million, respectively.

C.	Non‑cash acquisition of property, plant and equipment

During the years 2020 and 2019, property, plant and equipment was acquired not in cash, in the amounts of NIS 103 million and NIS 39 million, respectively.

Note 11 –	Leases

Commencing from January 1, 2019, the Group is applying IFRS 16 “Leases”. As part of the lease agreements, the Group leases lands, a PRMS facility and the Company’s offices.

A.	Information regarding significant lease agreements

Land on which the Rotem Power Plant was constructed

Rotem has signed a lease agreement with Israel Land Authority, the Development Authority and the Jewish National Fund (hereinafter – “the Lessor”) for lease of a lot measuring 55 dunams in Mishor Rotem, on which the Rotem Power Plant was built. The lease period in accordance with the Lease Agreement is 49 years starting from November 4, 2010. Rotem is not entitled to transfer rights under the lease agreement, including to lease, rent or transfer possession of the lot for a period exceeding that stated in the lease agreement, and is not entitled to pledge the lot or any other rights under the lease agreement, without the Lessor’s advance written consent. The Lessor is permitted to stipulate its consent to transfer such rights under the terms detailed in the lease agreement, and is permitted not to agree to transfer rights to a foreign resident (as defined in the agreement) or to anyone who does not fulfill a fundamental and pre‑condition in the preamble to the lease agreement. Rotem is entitled to extend the lease by one additional period of 49 years, subject to advance notice and as detailed in the lease agreement. In the event of a change in the zoning of the during the lease period, the Lessor will not be required to extend the lease period. The Lessor is entitled to cancel the lease agreement in cases defined as a fundamental violation.

The amount of the usage right asset classified in the statement of financial position as at December 31, 2020, in respect of lease of land on which Rotem’s Power Plant is being constructed is NIS 7 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 11 –	Leases (Cont.)

A.	Information regarding significant lease agreements (Cont.)

AGS Land

In 2014, AGS Rotem Ltd. (hereinafter – “AGS”) won a tender for lease of lots on an aggregate area measuring about 55 dunams. The land is located adjacent to the site on which Rotem’s Power Plant was constructed. The lease period, subject to the conditions provided in the agreement, is 49 years, commencing from March 9, 2014. The lessor will be permitted to to cancel the lease agreement in cases defined as a fundamental breach.

The amount of the usage right asset classified in the statement of financial position as at December 31, 2020, in respect of lease of land on which Rotem’s Power Plant is being constructed is NIS 8 million.

Land on which the Hadera Power Plant was constructed

Hadera leases land on an area measuring about 28 dunams (including an emergency route), on which the Hadera Power Plant was constructed, from Hadera Paper (hereinafter in this Section – “the Agreement”). Pursuant to the Agreement, the monthly rent amounts to about NIS 117 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease period is 24 years and 11 months, commencing from December 2018. In the agreement, a responsibility ceiling was provided for Hadera equal to the rent it paid in 2019. The agreement gives the parties the right to cancel upon occurrence of various insolvency events stipulated, and gives Hadera Paper the right to cancel in a case of a material breach on the part of Hadera, including breach of the obligation to pay rent, to the extent it is not cured within 45 days.

A liability in respect of the lease and a usage right asset were recognized in the statement of financial position as at December 31, 2020, in respect of the land on which the Hadera Power Plant is located, in the amounts of NIS 7 million.

Land on which the Zomet Power Plant is being constructed

In January 2020, Israel Lands Authority (hereinafter – “ILA”) approved allotment of an area measuring about 85 dunams for purposes of construction of the Zomet Power Plant, which is presently under construction (hereinafter in this Section – “the Land”). Also in January 2020 ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – “the Kibbutz”) in connection with the Land, which is valid up to November 5, 2024, which after fulfillment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, namely up to November 4, 2044 (hereinafter – “the Development Agreement”). In addition, in January 2020, the option agreement signed by Zomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company that will hold the rights in the land upon receipt of approval from ILA for this (hereinafter respectively – “the Joint Company” and “the Agreement of Principles for Establishment of the Joint Company”, respectively). In May 2020, approval of ILA, as stated, was received and accordingly transfer of the rights to the Joint Company was completed.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 11 –	Leases (Cont.)

A.	Information regarding significant lease agreements (Cont.)

Land on which the Zomet Power Plant is being constructed (Cont.)

The Joint Company was established by the Company and the Kibbutz as a limited partnership under the name “Zomet Netiv Limited Partnership”, where the composition of the partners therein is: (1) the General Partner Zomet HLH General Partner Ltd. (1%) which is held by Zomet (74%) and the Kibbutz (26%); (2) the limited partners are Zomet (73%) and the Kibbutz (26%).

As part of the Agreement of Principles for Establishment of the Joint Company, it was provided that the Kibbutz will sell to the Joint Company its rights in the Land by force of which it will be possible to sign a development agreement with ILA – this being in exchange for an aggregate amount of NIS 30 million, plus VAT, which the Joint Company paid to the Kibbutz in the year of the report. In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification by virtue of which capitalization fees for the Land were paid, in the amount of about NIS 207 million (as detailed below). The Kibbutz also undertook that it will act as an agent and a trustee of the Joint Company, for all intents and purposes, in connection with every report that is required in connection with the transaction that is the subject of the above‑mentioned agreement of principles and regarding every matter that will be required from it by the Joint Company. Further to that stated above, in February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to Zomet, for the benefit of the project.

After approval by the competent authorities of ILA for allotment of the land for purposes of construction of the Zomet Power Plant, in January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby the value of the Land (not including development expenses) was set based on the assessment at the amount of about NIS 207 million (not including VAT) (hereinafter – “the Initial Assessment”). The Initial Assessment was subject to control procedures that. Pursuant to that stated in the Initial Assessment and for purposes of completion of the land transaction, Zomet, in the name of the Joint Company and by means of the Kibbutz, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through the Company, the balance, at the rate of 25%, as a bank guarantee in favor of ILA. For details regarding a short‑term loan the Company took out in order to pay the Initial Assessment, as stated, – see Note 15D4. Subsequent to the date of the report, in January 2021, a final assessment was received from ILA in respect of the land, whereby the value of the usage fees in the land, for a period of 25 years, for construction of a power plant having a capacity of 396 megawatts, amounts to NIS 200 million (hereinafter – “the Final Assessment”). It is noted that in February 2021, the Joint Company submitted a legal appeal of the amount of the Final Assessment and it intends to submit an appraiser’s appeal in accordance with ILA’s procedures. In March 2021, a reimbursement was received, in the amount of about NIS 7 million, including linkage differences and interest, in respect of the difference between the capitalized fees actually paid and the amount of the Final Assessment. In addition, the bank guarantee was also reduced by the amount of 25% of the said difference (see also Note 15D(4)).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 11 –	Leases (Cont.)

A.	Information regarding significant lease agreements (Cont.)

Land on which the Zomet Power Plant is being constructed (Cont.)

All of the amounts relating to acquisition of the Land, as stated, in the amount of NIS 231 million, were classified in the Company’s statement of financial position as at December 31, 2020 in the category “right‑of‑use assets”. The unpaid balance of the Initial Assessment, in the amount of about NIS 44 million, was classified in the statement of financial position as at December 31, 2020, as part of “current maturities of lease liabilities”.

PRMS facility in Hadera

The usage right asset classified in the statement of financial position as at December 31, 2020, in respect of the PRMS facility in Hadera, is NIS 21 million. For additional details – see Note 25F.

The Company’s offices

In February 2017, Rotem signed an agreement with the Azrieli Group Ltd. for lease of offices and parking spaces in the Azrieli Sharon Center, for a period of 10 years (commencing from December 2017) with an option to extend for an additional period of 5 years. As at the date of the report, it is not reasonably certain that the said extension option will be exercised.

The balance of the liability for the lease and a usage right asset in the statement of financial position as at December 31, 2020, in respect of the lease of the Company’s offices, amounts to about NIS 8 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 11 –	Leases (Cont.)

B.	Right‑of‑use assets

		PRMS
	Lands	facility	Offices	Vehicles	Total
	In Thousands of NIS

Balance at January 1, 2019	24,499	25,734	10,212	1,585	62,030
Depreciation in respect usage
right assets	(939)	(1,606)	(1,135)	–	(3,680)
Other	124	(1,642)	–	–	(1,518)
Balance at December 31, 2019	23,684	22,486	9,077	1,585	56,832
Depreciation in respect usage
right assets	(7,358)	(1,542)	(1,135)	–	(10,035)
Other	231,265	–	–	(1,585)	229,680
Balance at December 31, 2020	247,591	20,944	7,942	–	276,477

C.	Lease liabilities

Maturity dates of the Group lease liabilities
	At December 31
	2020	2019
	In Thousands of NIS

Up to one year	45,182	2,400
One to five years	5,112	5,437
More than five years	9,181	10,523
Total	59,475	18,360
Current maturities of lease liabilities	45,182	2,400
Long-term lease liabilities	14,293	15,960

D.	Amount recognized in the statement of income

	For the Year Ended
	December 31
	2020	2019
	In Thousands of NIS

Interest expenses in respect of lease liability	640	340

E.	Amount recognized in the statement of cash flows

	For the Year Ended
	December 31
	2020	2019
	In Thousands of NIS

Total cash paid in respect of leases	189,046	2,331

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 12 –	Intangible Assets

				Options
				for real
				estate
	Goodwill	Software	License	rights	Total
	In Thousands of NIS

Cost

Balance at January 1, 2019	1,592	3,355	1,770	750	7,467
Additions	–	974	–	–	974
Deletions	–	159	–	–	159
Exit from the consolidation	1,138	–	–	750	1,888

Balance at December 31, 2019	454	4,170	1,770	–	6,394
Additions	–	1,264	–	–	1,264
Deletions	–	12	–	–	12

Balance at December 31, 2020	454	5,422	1,770	–	7,646

Amortization

Balance at January 1, 2019	338	1,452	183	600	2,573
Amortization for the year	–	607	52	–	659
Deletions	–	159	–	–	159
Exit from the consolidation	338	–	–	600	938

Balance at December 31, 2019	–	1,900	235	–	2,135
Amortization for the year	–	753	102	–	855
Deletions	–	12	–	–	12

Balance at December 31, 2020	–	2,641	337	–	2,978

Amortized cost at:

December 31, 2020	454	2,781	1,433	–	4,668

December 31, 2019	454	2,270	1,535	–	4,259

January 1, 2019	1,254	1,903	1,587	150	4,894

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 13 –	Trade Payables

	At December 31
	2020	2019
	In Thousands of NIS

Accrued expenses	231,702	71,303
Open accounts	65,820	52,509
	297,522	123,812

Note 14 –	Other Payables and Credit Balances

	At December 31
	2020	2019
	In Thousands of NIS

Employees and payroll institutions	19,065	17,177
Related and interested parties	893	442
Accrued expenses	54,550	11,028
Interest payable	7,027	1,340
Government institutions	10,109	6,815
Liability in respect of acquisition of shares from holders of
non‑controlling interests*	–	4,500
Other	4,096	339
	95,740	41,641
* For details – see Note 24A(6).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees

A.	Composition
	At December 31
	2020	2019
	In Thousands of NIS

Capital notes issued to related party	1,413	1,282
Loans from banks and financial
institutions	1,977,065	1,865,917
Less – current maturities	(127,642)	(126,592)
	1,850,836	1,740,607

B.	Maturities

The loans from banks and others are scheduled for repayment in the years following the date of the report, as follows:

	At December 31
	2020	2019
	In Thousands of NIS

First year – current maturities	127,642	126,592
Second year	126,628	128,189
Third year	153,238	127,056
Fourth year	164,004	144,490
Fifth year	301,967	151,746
Sixth year and thereafter	1,104,999	1,189,126
	1,978,478	1,867,199

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Movement in liabilities deriving from financing activities

	Financial liabilities (including interest payable)
				Interest
				SWAP
	Loans			contracts
	and		Lease	designated
	credit	Debentures	liabilities	for hedging	Total
	In Thousands of NIS

Balance as at January 1, 2020	1,868,730	282,864	18,611	14,601	2,184,806
Changes as a result of cash flows
from financing activities:
Payment in respect of derivative
financial instruments	–	–	–	(20,930)	(20,930)
Proceeds from issuance of
debentures less issuance
expenses	–	973,624	–	–	973,624
Receipt of long-term loans
from banks	251,000	–	–	–	251,000
Repayment of loans and
debentures	(134,269)	(286,112)	–	–	(420,381)
Interest paid	(72,554)	(12,419)	(481)	–	(85,454)
Payment of principal of lease
liabilities	–	–	(1,343)	–	(1,343)
Costs paid in advance in
respect of taking out loans	(29,587)	–	–	–	(29,587)
Total net cash provided by
(used in) financing activities	14,590	675,093	(1,824)	(20,930)	666,929
Changes in fair value	–	–	–	41,740	41,740
Interest in the period	73,205	18,810	977	–	92,992
Other changes and additions
during the year	23,408	2,848	41,951	–	68,207
Balance as at
December 31, 2020	1,979,933	979,615	59,715	35,411	3,054,674

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

C.	Movement in liabilities deriving from financing activities (Cont.)

	Financial liabilities (including interest payable)
				Interest
				SWAP
	Loans			contracts
	and		Lease	designated
	credit	Debentures	liabilities	for hedging	Total
	In Thousands of NIS

Balance as at January 1, 2019	1,905,909	293,875	19,797	–	2,219,581
Changes as a result of cash flows
from financing activities:
Payment in respect of derivative
financial instruments	–	–	–	(11,370)	(11,370)
Repayment of loans and
debentures	(67,682)	(11,488)	–	–	(79,170)
Interest paid	(62,504)	(13,080)	(257)	–	(75,841)
Payment of principal of lease
liabilities	–	–	(1,562)	–	(1,562)
Costs paid in advance in
respect of taking out loans	(6,535)	–	–	–	(6,535)
Total net cash used in
financing activities	(136,721)	(24,568)	(1,819)	(11,370)	(174,478)
Changes in fair value	–	–	–	25,971	25,971
Interest in the period	97,896	13,557	340	–	111,793
Other changes and additions
during the year	1,646	–	293	–	1,939
Balance as at
December 31, 2019	1,868,730	282,864	18,611	14,601	2,184,806

D.	Additional information and guarantees

1.	Rotem

Rotem’s Financing Agreement

The power plant project of Rotem was financed by the project financing method (hereinafter – “Rotem’s Financing Agreement”). Rotem’s Financing Agreement was signed with a consortium of lenders led by Bank Leumi LeIsrael Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”).

Pursuant to Rotem’s Financing Agreement, liens were placed on Rotem’s existing and future assets and rights in favor of Harmetik Trust Services (1939) Ltd., (hereinafter – “Harmetik”) formerly, The Trust Company of Bank Leumi Ltd., as well as on most of Rotem’s bank accounts and on the Company’s holdings in Rotem.

The loans (which are linked to the CPI) bear fixed interest at rates between 4.9% and 5.4% and are being repaid on a quarterly basis up to 2031, commending from the fourth quarter of 2013.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

1.	Rotem (Cont.)

Rotem’s Financing Agreement (Cont.)

Rotem’s Financing Agreement provides certain restrictions with respect to distribution of a dividend.

Pursuant to Rotem’s Financing Agreement, Rotem is required to create a debt service reserve (hereinafter – “the Debt Service Reserve”) during the two‑year period following completion of construction of the power plant. The amount of the Debt Service Reserve will be equal to the two next quarterly debt payments. As at December 31, 2020 and 2019, the amounts of the Debt Service Reserve were about NIS 74 million and about NIS 76 million, respectively.

Rotem has credit facilities from Bank Leumi, in the amount of NIS 21 million, which were provided for Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2020, Rotem had utilized NIS 8 million, of the said facilities for purposes of bank guarantees and collaterals for forward contracts.

Under an amendment to Rotem’s Financing Agreement that was signed in 2017, Rotem committed to hold a fund, in the amount of about NIS 58 million, linked to the CPI (hereinafter – “the Owners’ Guarantee Fund”). As at December 31, 2019, Rotem completed accruing the Owners’ Guarantee Fund, and accordingly, in February 2020, part of the corporate guarantees provided by the Company and holders of non‑controlling interests (hereinafter – “Veridis”), as stated above, was cancelled, in the amount of about NIS 46 million and about NIS 12 million, respectively. In September 2020, the Company and Veridis provided additional bank guarantees to Rotem’s Lenders, in the amounts of about NIS 46 million and about NIS 12 million, this being in place of providing the Owners’ Guarantee Fund in Rotem.

It is noted that in addition to the bank guarantees described above, there are corporate guarantees that were provided by the Company and Veridis, in the amount of about NIS 12 million and about NIS 3 million, respectively.

In January 2019, an amendment to Rotem’s Financing Agreement was signed, according to which Rotem’s position as the Power Plant’s operation and maintenance contractor was arranged, and in this framework Rotem is required to hold a fund, in the amount of about NIS 4 million, linked to the CPI. It is noted that Rotem is permitted to replace the said fund with a bank guarantee.

As at the date of the report, Rotem and the Company were in compliance with all the covenants in accordance with Rotem’s Financing Agreement.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

1.	Rotem (Cont.)

Set forth below is a list of Rotem’s significant guarantees as at December 31, 2020:

–
In February 2017, Rotem provided a bank guarantee in the amount of NIS 2 million (linked to the CPI) in favor of the National Commissioner of the Fuel Sector, in accordance with the Excise Law that requires the depositing of a three‑year guarantee as a condition for exemption from excise tax on the purchase of the diesel oil that serves as backup inventory.

–	In addition, Rotem provided a bank guarantee in favor of the Ministry of Energy in the amount of US$1 million, in accordance with Rotem’s electricity generation license.

Rating:

In February 2020, the Rating Committee of Midroog Ltd. (hereinafter – “Midroog”) reconfirmed Rotem’s long‑term rating at Aa2 with a stable rating outlook and the rating of Rotem’s senior debt at Aa2 with a stable rating outlook. In December 2020, Rotem’s senior debt was rated by S&P Global Ratings Maalot Ltd. (hereinafter – “Maalot”) with a rating of AA– with a stable rating outlook.

2.	Hadera

Hadera’s Financing Agreement:

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “Hadera’s Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million  in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility. In March 2017, the Electricity Authority confirmed that Hadera had complied with a milestone for a financial closing, as stipulated in the conditional license for construction of the power plant.

In the year of the report, Hadera made withdrawals in the framework of its financing agreement, in the amount of NIS 64 million. Some of the loans under Hadera’s Financing Agreement are linked to the CPI and some are unlinked. The loans bear interest at rates between 2.4% and 3.9% (with respect to the linked loans) and between 3.6% and 5.4% (with respect to the unlinked loans) and are being repaid in quarterly installments up to 2037, commencing from the first quarter of 2020.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

2.	Hadera (Cont.)

Hadera’s Financing Agreement: (Cont.)

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of the Hadera’s Lenders, on some of Hadera’s existing and future assets, on the rights of Hadera and on the holdings of the Company in Hadera. Hadera’s Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which provide that, among other things, distributions and repayments as stated may be made at the earliest after 12 months from the commercial operation date of the Hadera Power Plant and after at least three debt repayments. In addition, Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as at December 31, 2020 – about NIS 29 million) and an owners’ guarantee fund, in the amount of NIS 15 million.

In addition, as at the approval date of the financial statements, the Company guaranteed in favor of Hadera’s Lenders by means of a company guarantee whereby to the extent Hadera will not have a source for repayment of amounts of the principal and interest due in the first and/or second quarter of 2021 based on the repayment schedule provided in the financing agreement, the Company will transfer money to Hadera in the cumulative amount of NIS 30 million for purposes of execution of the said repayments.

Hadera’s shareholders’ equity subscription agreement (as amended in May 2017) also includes commitments of the Parent Company for payment of commissions, hedging agreements and obligations for provision of a number of guarantees – a guarantee related to events with respect to the construction period of the project, up to an amount of NIS 100 million, which can be reduced under certain circumstances, a guarantee for bankruptcy situations in cases of a failure to collect from customers up to the amount of NIS 8 million and the provision of additional bank guarantees in certain cases. In addition, the Company undertook to comply with certain covenants, which include equity to total assets (solo) of at least 20%, minimum equity of NIS 250 million up to the end of the inspection warranty period, and minimum equity of NIS 200 million after the warranty period (liability under the Hadera Construction Agreement, as described in Note 25D), a minimum balance of cash and cash equivalents of the Company of NIS 100 million up to the date of commercial operation of Hadera and a minimum balance of NIS 50 million up to the end of the inspection warranty period, which will be reduced under certain conditions. Under certain conditions, a lien will be placed on the aforesaid cash amount in favor of the lenders. Accordingly, in May 2020, the Company provided a bank guarantee, in the amount of NIS 50 million (which was secured by a deposit in the amount of NIS 25 million). It is noted that subsequent to the date of the report, in March 2021, the said guarantee was cancelled and the deposit was released. In addition, in order to secure the Company’s liabilities under Hadera’s financing agreement, on the commercial operation date of the power plant, Hadera provided (by means of a shareholders’ loan from the Company) a pledged deposit, in the amount of NIS 15 million, in favor of Hadera’s lenders.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

2.	Hadera (Cont.)

Hadera’s Financing Agreement: (Cont.)

As at the date of the Report, Hadera and the Company were in compliance with all of the covenants pursuant to Hadera’s financing agreement and Hadera’s capital investment agreement.

Hadera has a guarantees’ framework, in the amount of NIS 60 million (of which about NIS 58 million has been used as at the date of the financial statements), a hedge framework, in the amount of NIS 68 million (of which an insignificant amount has been used) and a working capital framework, in the amount of NIS 30 million, which has not been used.

Set forth below is a list of Hadera’s significant guarantees as at December 31, 2020:

a.
Guarantees in the amount of about $7 million in favor of the Tamar partners in connection with the undertaking of Hadera pursuant to the Gas Agreement (for further details, see Note 25G.). Subsequent to the date of the report, due to an increase in Hadera’s rating, the guarantees were reduced to the amount of about $1 million.

Bank guarantees in favor of the Electricity Authority in the amount of NIS 7 million, (some of which are linked to the dollar) as required under the licenses.

b.	Subsequent to the date of the report, bank guarantees, in the amount of NIS 2 million, were released.

c.
A bank guarantee in favor of Israel Electric Company (IEC), in the amount of NIS 27 million (linked to the CPI), as required in accordance with the financial covenants of the Electricity Authority. Subsequent to the date of the report, the guarantee was reduced to about NIS 17 million, linked to the CPI.

Rating:

In December 2020, Hadera’s senior debt was rated by Maalot with a rating of A+ with a stable rating outlook.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

3.	Zomet

Zomet’s Financing Agreement:

In December 2019, a financing agreement for the senior debt (project financing) was signed between Zomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Zomet’s Lenders”), for financing construction of the Zomet power plant (hereinafter – “Zomet’s Financing Agreement”), the highlights of which are set forth below:

As part of Zomet’s Financing Agreement, Zomet’s Lenders undertook to provide Zomet a long‑term loans framework, a standby framework, a working capital framework, a debt service reserve framework, a VAT framework, a third‑party guarantees framework and a hedging framework, in the aggregate amount of NIS 1,372 million. Part of the amounts under these frameworks will be linked to the CPI and part of the amounts will be linked to the dollar. The loans accrue interest at the rates provided in Zomet’s Financing Agreement.

As part of Zomet’s Financing Agreement terms were provided with reference to conversion of interest on the long‑terms loans from variable interest to CPI‑linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of Zomet’s Financing Agreement; (b) at Zomet’s request during the first 6 years commencing from the signing date of Zomet’s Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of Zomet’s Financing Agreement. In addition, Zomet has the right to make early repayment of the loans within 6 years after the signing date of Zomet’s Financing Agreement, subject to a one‑time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI, as stated above.

The withdrawals from the various frameworks are subject to the absence of the existence of a breach event, and compliance with various conditions as is customary in agreements of this type, and among others, receipt of approval of the Technical Advisor of the Zomet’s Lenders and compliance with financial covenants.

As part of Zomet’s Financing Agreement, liens were provided in favor of Poalim Trust Services Ltd., as trustee for the collaterals on behalf of Zomet’s Lenders, on part of Zomet’s existing and future assets, on Zomet’s rights and on the Company’s holdings in Zomet.

Zomet’s Financing Agreement includes certain restrictions with respect to distributions and repayment of shareholders’ loans which provide, among other things, that distributions and repayments, as stated, may be made at the earliest 12 months from the commercial operation date of Zomet’s Power Plant and after at least one payment of principal and interest in respect of loans from the long‑term loans credit framework and from the standby framework.

As at the date of the Report, Zomet and the Company were in compliance with all the covenants in accordance with Zomet’s Financing Agreement.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

3.	Zomet: (Cont.)

Zomet’s Financing Agreement: (Cont.)

In the year of the report, withdrawals were made, in the aggregate of amounts of NIS 187 million, from the long‑term loans framework. The loans bear annual interest at the rate of prime + 0.95%. The loans are to be repaid in quarterly payments, which will begin shortly before the first or second quarter after the start of the commercial operation of the Zomet Power Plant (up to the date of the first interest payment, the interest amounts will be accumulated on a quarterly basis to the loan principal) and up to the date of the final repayment, which will fall on the earlier of the end of 19 years from the start of the commercial operation or 23 years from the signing date of Zomet’s Financing Agreement (but not later than December 31, 2042).

Zomet’s Equity Subscription Agreement

In December 2019, an equity subscription agreement (hereinafter – “Zomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, the Company undertook certain commitments to the Lenders in connection with Zomet and its activities, including investment of shareholders’ equity in the Zomet, in the amount of about NIS 293 million. As at December 31, 2020, the Company had invested in Zomet shareholders’ equity of about NIS 208 million. The balance of the shareholders’ equity, as stated, is to be provided in increments, and in order to secure it the Company provided a bank guarantee, which as at December 31, 2020 stood at about NIS 85 million (linked to the CPI), and which was secured by a deposit in the amount of about NIS 43 million. Subsequent to the date of the report, the Company provided to Zomet, the balance of the required shareholders’ equity and accordingly the bank guarantee in this regard was cancelled.

The equity subscription agreement includes additional commitments of the Company in connection with investment of additional shareholders’ equity in certain situations, among others, in a case of change in the shareholders equity requirements in accordance with law and up to an amount of about NIS 50 million, and under certain circumstances having a negative impact on the project (such as, an absence of required permits or certain restriction on the power plant’s activities), wherein the Company will be required to invest additional shareholders’ equity that could also include all the amounts required to service the debt for financing the balance of the project’s construction and operation costs, in accordance with the type of the event. In addition, the Company undertook that shortly before the commercial operation date, it will provide a bank guarantee (hereinafter – “the Operation and Maintenance Guarantee”), which will serve as security for Zomet’s debt pursuant to the financing agreement, in the amount of about NIS 15 million (which in certain circumstances could increase to about NIS 22.5 million), and the it committed to provide in certain cases certain additional bank guarantees required for the project, to the extent they are not issued out of the guarantees framework provided as part of Zomet’s Financing Agreement.

Rating of Zomet

In September 2020, the senior debt of Zomet was rated by Maalot with a rating of AA– with a stable rating outlook.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

4.	The Company:

Short‑term loans:

In January 2020, the Company took out a bank loan in the amount of about NIS 169 million from the short‑term credit framework (hereinafter – “the Loan”), which was used by the Company for purposes of payment of the Initial Assessment, as described in Note 11A. The loan bore interest at the annual rate of prime+0.6% and at the rate of prime + 1.7% in part of the period and was repaid in April 2020.

In March 2020, the Company took out a loan from Bank Mizrahi Tafahot Ltd. (hereinafter – “Bank Mizrahi”), a related party of the Company, in the amount of NIS 50 million. The Loan bore interest at the annual rate of prime+1.25% and was repaid in May 2020.

Credit framework agreement with Harel:

In October 2020, the Company signed an agreement with entities from the Harel Group (hereinafter – “Harel”), whereby Harel committed to provide the Company a loans’ framework in shekels in an aggregate amount of NIS 400 million, which may be withdrawn during 24 months from the signing date of the agreement (hereinafter – “the Framework Period”), subject to completion of the transaction in accordance with the Acquisition Agreement of the CPV Group, as described in Note 25L. During the framework period, the Company will be permitted to withdraw: (A) short‑term loans, which are to be repaid at the end of the Framework Period or are to be converted into long‑term loans (at the end of the Framework Period); and (B) long‑term loans.

The loans withdrawn from the credit framework are to be used for one or more of the following purposes: (A) payment of part of the consideration pursuant to the Acquisition Agreement of the CPV Group, or in order to provide the amounts required to the CPV Group for development of its business; or (B) for purposes of the Company’s current ongoing activities in the ordinary course of business, and provided that the transaction for acquisition of the CPV Group was completed.

The principal amounts of the long‑term loans to be provided to the Company are to be repaid at the end of 36 months after the earlier of the date on which first long‑term withdrawal is made, or the end of the Framework Period (hereinafter – “the Final Repayment Date”). The loans will bear current interest at an annual rate that is equal to the Bank of Israel interest rate plus a margin in the range of 2.55% – 2.75%, which is to be paid in quarterly payments.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

4.	The Company: (Cont.)

Credit framework agreement with Harel: (Cont.)

Pursuant to the said agreement, the Company committed, commencing from the first withdrawal, to comply with certain financial covenants, upon the violation of which Harel will be entitled, among other things, to notify the Company of immediate repayment of the full balance of the loan. The financial covenants will be examined shortly after the publication date of the Company’s quarterly financial statements, commencing from the date of the first withdrawal: (A) the Company’s shareholders’ equity will not be less than NIS 550 million (and as a condition for making a dividend distribution – not less than NIS 850 million); (B) a ratio of the Company’s shareholders’ equity to its total assets based on its “solo” financial statements of not less than 20% (and as a condition for making a dividend distribution – not less than 30%); (C) the ratio of the Company’s net debt to its adjusted EBITDA will not be more than 12 (and as a condition for making a dividend distribution – it must be less than 11); and (D) the LTV of the pledged rights will not be less than 50% (and as a condition for making a dividend distribution – not less than 35%). In addition, up to the Final Repayment Date, the Company is required to maintain a cash balance or deposits and certain amounts (hereinafter – “the Minimum Liquidity Requirement”).

The agreement provides that upon occurrence of any of the following events, the interest rate on the loans will increase by 2%: (A) non‑compliance with the Minimum Liquidity Requirement; (B) the ratio between the Company’s shareholders’ equity to its total assets, as stated above, drops below 25%; and (C) the LTV of the pledged rights is higher than 40%.

Distributions of dividends by the Company are subject to certain conditions, including, among others, compliance with the financial covenants, as stated above, compliance with the Minimum Liquidity Requirement and the non‑existence of a breach event. In order to secure the Company’s liabilities to Harel under the agreement, a lien will be place in favor of Harel on the Company’s direct or indirect rights (as a limited partner), and on certain bank accounts of the Company and of the General Partner in the Partnership, as defined in Note 25M.

On‑call framework agreement from Bank Mizrahi:

In November 2020, the Company signed an on‑call framework agreement with Bank Mizrahi, a related company of the Company, in the amount of NIS 75 million (hereinafter – “the Framework”). The Framework may be withdrawn up to November 2021. The loans withdrawn from the Framework will be for a period of 12 months and will be interest at the rate of prime plus 0.9%. In addition, the Company is required to comply with certain financial covenants, including an equity to total assets (solo) of at least 20% and minimum shareholders’ equity of NIS 550 million. As at the date of the report, the framework had not been used.

Covenants:

As at the date of the Report, the Company and its subsidiaries were in compliance with all the financial covenants.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 15 –	Loans from Banks and Others and Guarantees (Cont.)

D.	Additional information and guarantees (Cont.)

4.	The Company: (Cont.)

Guarantees:

Set forth below is a list of significant bank guarantees of the Company as at December 31, 2020:

A.
A bank guarantee, in the name of Zomet in favor of ILA, in the amount of about NIS 60.5 million (which as at the date of the report was secured by a deposit in the amount of about NIS 30 million). Subsequent to the date of the report, the guarantee was reduced to the amount of about NIS 58 million and the collateral to about NIS 15 million. For additional details – see Note 11A.

B.
A bank guarantee, in the amount of NIS 85 million, in order to secure the balance of the shareholders’ equity required pursuant to Zomet’s Equity Subscription Agreement, as stated in Note 15D(3). For purposes of securing the guarantee, the Company made a deposit, in the amount of about NIS 43 million. It is noted that the said bank guarantee was cancelled subsequent to the date of the report in light of provision of the balance of the shareholders’ equity to Zomet.

C.
A bank guarantee, in the amount of about NIS 21 million, in order to secure liabilities of Zomet for payment of development levies of the Shapir Regional Council (for additional details – see Note 24A(3). It is noted that subsequent to the date of the report the period of the guarantee ended and in light of conclusion of the legal process in respect of the levies by means of a compromise, the parties agreed as part of the compromise agreement, which received the force of a court order, regarding expiration of the guarantee.

D.
Bank guarantees, in the aggregate amount of about NIS 4 million, in favor of submission of a bid in a tender of the Electricity Authority for construction of facilities for generation of electricity on the consumer’s premises, which generate electricity using natural gas and are connected to the distribution grid (for details – see Note 25K).

E.
A bank guarantee for the benefit of Hadera’s lenders, in the amount of NIS 50 million (which was secured by a deposit in the amount of NIS 25 million). For additional details – see Note 15D(2). It is noted that subsequent to the date of the report this guarantee was cancelled.

F.	A bank guarantee in the name of Zomet for the benefit of Israel Electric Company, in the amount of about NIS 15 million (linked to the dollar) pursuant to that provided in Zomet’s conditional license.

G.	For details regarding a bank guarantee provided by the Company in the name of Rotem for the benefit of Rotem’s lenders – see Note 15D(1).

H.	For details regarding a bank guarantee provided by the Company in the name of Rotem for the benefit of Israel Electric Company – see Note 23D.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 16 –	Debentures

A.	Composition
	At December 31
	2020	2019
	In Thousands of NIS

Marketable debentures	973,871	282,864
Less – current maturities	(21,762)	(30,555)
	952,109	252,309

B.	Maturities

The debentures are scheduled for repayment in the years following the date of the report, as follows:
	At December 31
	2020	2019
	In Thousands of NIS

First year – current maturities	21,762	30,555
Second year	21,806	34,382
Third year	31,343	18,817
Fourth year	98,145	32,354
Fifth year	97,880	14,481
Sixth year and thereafter	702,935	152,275
	973,871	282,864

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 16 –	Debentures (Cont.)

C.	Additional information

Debentures (Series A):

In May, 2017, the Company issued debentures (Series A) (hereinafter – “the Debentures (Series A)”). The par value of the Debentures (Series A) was NIS 320 million. As part of the trust certificate it is provided that the debentures will bear annual interest at the rate of 4.95%, and the principal and interest of the debentures are to be repaid on a semi‑annual basis (on June 30 and December 30 of every calendar year) – this being commencing from June 30, 2018 and through December 30, 2030. In addition, the trust certificate provides that the interest on the debentures will be reduced by 0.5% in the event of their listing for trading on the main list of the Tel‑Aviv Stock Exchange. In August 2017, the Company listed the debentures for trading on the stock exchange as part of an issuance and listing of its shares for trading and, accordingly, as of that date the interest on the debentures (series A) was reduced by 0.5% to 4.45% per year.

In October 2020, after expansion of the debentures (Series B), as described below and after receipt of the approval of the Board of Directors, the Company made, at its own initiative, early and full redemption, of the balance of the debentures (Series A). As part of the said early redemption, the debt service reserve, in the amount of about NIS 67 million, was released, and the holders of the debentures (Series A) were paid the amount of about NIS 313 million. In light of that stated above, the Company recognized a loss of about NIS 41 million in the fourth quarter of 2020.

Debentures (Series B):

In April 2020, the Company issued debentures (Series B) having a par value of NIS 400 million (hereinafter – “the Debentures (Series B)”). The transaction costs amounted to about NIS 4 million. The Debentures (Series B) are registered for trading on the Tel‑Aviv Stock Exchange, are linked to the CPI and bear interest at the annual rate of 2.75%. The principal and interest of the Debentures (Series B) are to be repaid in unequal semi‑annual payments (on March 31, and September 30 of every calendar year), commencing from March 31, 2021 and up to September 30, 2028 (the first payment of interest falls on September 30, 2020). The Debentures (Series B) were granted a rating of A3 by Midroog and a rating of A– by Maalot. In August 2020, Maalot reconfirmed that rating of A– with a stable rating outlook.

In October 2020, the Company made an additional issuance of Debentures (Series B) of the Company (hereinafter – “the Additional Debentures (Series B)”) by means of expansion of the series, in the amount of NIS 556 million par value. The proceeds of the issuance of the Additional Debentures (Series B) amounted to about NIS 584 million. The issuance costs were about NIS 7 million. The additional Debentures (Series B) were rated with a rating of A3 with a stable rating outlook by Midroog and with a rating of A– by Maalot. It is noted that as at the date of the report the rating by Midroog was discontinued.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 16 –	Debentures (Cont.)

C.	Additional information (Cont.)

Debentures (Series B): (Cont.)

The trust certificate covering the Debentures (Series B) (hereinafter – “the Trust Certificate”) includes customary grounds for calling the Debentures for immediate repayment (subject to the cure periods provided), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in the Company’s position, a failure to publish financial statements on time, etc. In addition, there is a right to call the Debentures (Series B) for immediate repayment: (1) in a case of calling another debenture series (traded on the Stock Exchange or on the Consecutive Institutional System) issued by the Company or other financial debt (or a number of debts, as stated, cumulatively) of the Company and of subsidiaries (not including a case of calling for immediate repayment of non‑recourse debt), including foreclosure of guarantees (which secure repayment of debt to a financial creditor) provided by the Company or by subsidiaries to a creditor, in an amount that is not less than $40 million; (2) upon breach of financial covenants provided during two consecutive examination periods; (3) in a case as stated in subsection (2) (this being even without waiting for the second examination period), if the Company executed an unusual transaction with a controlling shareholder (that is not in accordance with the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000, without receipt of advance approval from the holders of the Debentures (Series B) in a special decision); (4) if an asset or number of assets of the Company was/were sold in an amount constituting more than 50% of the value of the assets in the consolidated financial statements during a consecutive period of 12 months or upon executing a change in the Company’s main activities (“the Company’s main activities” – the energy sector, including the area of generation of energy from power plants and from renewable energy sources); (5) upon occurrence of certain events of loss of control by the controlling shareholder; (6) in a case of discontinuance of a rating for a certain period of time; (7) in a case of discontinuance of trading for a certain period of time or elimination of the Debentures (Series B) from trading; (8) if the Company ceases to be a reporting corporation; (9) in a case where a “going concern” caveat is recorded in the Company’s financial statements relating only to the Company itself, for a period of two consecutive quarters; and (10) if the Company breaches its commitment not to create a general floating lien on its existing and future assets and rights in favor of any third party without the conditions provided in the trust certificate having been fulfilled. Furthermore, the Trust Certificate includes a commitment not to create a general floating lien on the Company’s existing and future assets and rights in favor of any third party without fulfillment of one of the conditions provided in the draft trust certificate – all of this pursuant to the conditions provided in the Trust Certificate.

In addition, the Trust Certificate includes a commitment of the Company to comply with financial covenants and restrictions provided (including restrictions applicable to a distribution, restrictions applicable to expansion of a series, provisions for adjustment of interest in a case of a rating change or non‑compliance with a financial covenant). Financial covenants include compliance with a ratio of the consolidated net financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA, to the adjusted EBITDA that does not exceed 13 (and for purposes of a distribution that does not exceed 11), there must be minimum shareholders’ equity of NIS 250 million (and for purposes of a distribution NIS 350 million), and the ratio of the shareholders’ equity to the total assets must be at a rate that is not less than 17% (and for purposes of a distribution a rate that is not less than 27%).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 16 –	Debentures (Cont.)

C.	Additional information (Cont.)

Debentures (Series B): (Cont.)

As at December 31, 2020 the Company was in compliance with the said financial covenants, as follows: (1) the Company’s shareholders’ equity was NIS 1,671 million; (2) the ratio of the shareholders’ equity to the Company’s total assets was 60%; (3) the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and the adjusted EBITDA is 2.7.

Note 17 –	Employee Benefits

A.	Post‑employment benefit plans – defined contribution plan

The Group has a defined contribution plan in respect of the Group’s liability to pay the savings component of provident funds and in respect of all its employees who are subject to Section 14 of the Severance Pay Law, 1963.

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Amount recognized as an expense in
respect of defined contribution plan	3,933	3,734	3,027

B.	Equity remuneration plan

In July 2017, the Company’s Board of Directors approved an employee stock option plan, pursuant to which, subject to a resolution of the Company’s competent authorities, an undetermined number of options that was not yet set (but not more than 1,500,000 in total) may be allotted to employees of the Company (excluding the CEO), members of the Company’s Board of Directors and consultants of the Company, for no consideration, where each such option is exercisable for one ordinary share of NIS 0.01 par value of the Company. The ordinary shares allotted upon exercise of the options will have the same rights as the Company’s ordinary shares of, immediately upon their issuance.

In May 2018, the employee stock option plan was updated in a manner that included three revisions: (1) addition of the possibility of issuing Restricted Share Units (RSUs); (2) addition of 797,168 to the number of options and/or RSUs that may be issued under the plan; and (3) revision of the adjustment mechanism in a case of change of control.

Each RSU unit will entitle its holder to receive from the Company, by way of allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not convey to the holders thereof any right conveyed to shareholders, prior to their exercise for shares of the Company, including a right to vote, except for the right to receive an amount equivalent to a dividend in a case where the Company decides to distribute a dividend.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

1.	Allotment to the CEO

In July 2017, the Company’s Board of Directors has decided to issue 1,000,000 options to the Company’s CEO. The options were issued under the Capital Track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance [New Ordinance], 1961 (hereinafter – “the Income Tax Ordinance”), in four equal tranches, which may be exercised on a net basis. The terms of vesting and expiration dates of the options issued to the CEO are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

First tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Second tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Third tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Fourth tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 12.5 (unlinked). The exercise price is subject to certain adjustments (including for the distribution of dividends, the issuance of rights etc.).

The average fair value of each option granted is estimated on the date of grant, using the Black-Scholes Model, at NIS 2.5 per option. The calculation is based on a standard deviation of 20.7%-21.5% (based on historical fluctuations of comparable companies in the Company’s sector of activities for corresponding periods over the expected life of the option until exercise), a risk-free interest rate of 0.7% to 1.4% and an estimated life of 4 to 6 years.

The options granted are covered by Section 102 of the Income Tax Ordinance. The grant is made through a trustee under the Capital Gains Track. Under this track, the Company is not entitled to claim as an expense for tax purposes of amounts that are credited to the employee as a benefit, including amounts that are recorded as a salary benefit in the Company’s accounts, in respect of the options received by the employee under the Plan, excluding the employment-income benefit component, if any, that was determined on the allotment/grant date.

In October 2019, the Company issued 329,040 of the Company’s ordinary shares to the CEO following an exercise notification on a net basis of 500,000 options in an off‑market transaction, at a price of NIS 28.9 per share. The price per share on the exercise date of the options was NIS 29.87. In November 2020, the Company issued 172,584 of the Company’s ordinary shares to the CEO following an exercise notification on a net basis of 250,000 options in an off‑market transaction, at a price of NIS 32 per share. The price per share on the exercise date of the options was NIS 32.90.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

2.	Issuance to officers

June 2018 issuance:

In June 2018, the Company’s Board of Directors approved a private issuance to managers and officers in the Group, in an aggregate quantity of 1,165,625 options exercisable for 1,165,625 ordinary shares of NIS 0.01 par value of the Company and 241,684 RSUs (hereinafter in this Section – “the Offered Securities”). The Offered Securities will be issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which may be exercised on a net basis. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 18.41 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 3.84 per option. The calculation is based on a standard deviation of 20.93%–21.41%, a risk‑free interest rate of 0.88% to 1.43% and an expected life of 4 to 6 years. The fair value of the RSU Units was estimated based on the price of a Company share on June 20, 2018, which was NIS 18.52.

May 2020 issuance:

In May 2020, the Company’s Board of Directors approved a private issuance to an officer of 99,228 options exercisable for 99,228 ordinary shares of the Company and 28,732 RSUs (hereinafter in this Section – “the Offered Securities”). The Offered Securities were issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 25.81 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

2.	Issuance to officers (Cont.)

May 2020 issuance: (Cont.)

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 7.76 per option. The calculation is based on a standard deviation of 31.48%, a risk‑free interest rate of 0.36% to 0.58% and an expected life of 4 to 6 years. The fair value of the restricted share units (RSUs) was estimated based on the price of a Company share on May 11, 2020, which was NIS 26.80.

The cost of the benefit embedded in the securities offered based on the fair value on the date of their issuance amounted to about NIS 1,540 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche.

October 2020 issuance:

In October 2020, the Company’s Board of Directors approved issuance to an officer of 28,508 options exercisable for 28,508 ordinary shares of the Company and 10,500 RSUs (hereinafter in this Section – “the Offered Securities”). The Offered Securities were issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 30.28 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 12.98 per option. The calculation is based on a standard deviation of 36.65%, a risk‑free interest rate of 0.25% to 0.43% and an expected life of 4 to 6 years. The fair value of the RSUs was estimated based on the price of a Company share on October 25, 2020, which was NIS 35.24.

In 2018 and 2019, a number of Company officers concluded their positions with the Company prior to the end of the vesting period under the options’ plan and, therefore, in accordance with the terms of the options’ plan, their rights with respect to all the options and RSUs (Restricted Share Units) issued to them (249,349 options and 51,701 RSUs) expired. The expired options and RSUs, as stated, were returned to the number of shares that are covered by the employee stock option plan and they may be reissued.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

2.	Issuance to officers (Cont.)

October 2020 issuance: (Cont.)

In July 2019, the Company issued 55,289 ordinary shares of the Company to the officers of the Group, in light of the vesting of the first tranche of the RSUs, which were granted to them as part of the equity remuneration plan for Company employees. In addition, during 2019, the Company issued 60,281 of the Company’s ordinary shares to officers in the Group employees as a result of exercise notifications on a net basis of 180,076 options. The weighted‑average price per share on the exercise dates of the options is NIS 27.31.

In July 2020, the Company issued 44,899 ordinary shares of the Company to the officers of the Group, in light of the vesting of the second tranche of the Restricted Stock Units (RSUs) that were granted to them as part of the equity remuneration plan for Company employees. In addition, during 2020 the Company issued a total of 57,723 Company shares to Group officers as a result of net exercise notifications of 115,366 options. The weighted‑average price per share on the exercise date of the options was NIS 32.90. Subsequent to the date of the report, in January 2021, the Company issued an additional 101,989 ordinary shares of the Company to Group officers as a result of net exercise notifications of 187,760 options. The weighted‑average price per share on the exercise date of the options was NIS 36.45.

3.	Issuance to the former Chairman of the Board of Directors

In May and June 2019, the Company’s Board of Directors and the General Meeting of the Company’s shareholders approved the service and employment conditions of Mr. Avisar Paz as the Chairman of the Company’s Board of Directors, including, among other things, allotment of 352,424 options (hereinafter in this Section – “the Options”). On June 23, 2019, approval of the Stock Exchange was received to register 352,424 shares for trading that will derive from exercise of the Options and the Options were allotted to Mr. Paz on July 1, 2019. The Options are non‑marketable and each Option is exercisable for one ordinary share of the Company, and in total 352,424 ordinary shares of the Company of NIS 0.01 par value each. The Options were granted in accordance with the Company’s options’ plan, as stated above, and under the Capital Track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates are as follows:

Tranche No.	Vesting Conditions	Expiration Date

Tranche 1	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche 2	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche 3	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche 4	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option granted will be NIS 22.80 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 17 –	Employee Benefits (Cont.)

B.	Equity remuneration plan (Cont.)

3.	Issuance to the Chairman of the Board of Directors (Cont.)

The average fair value of the options on the approval date of the grant by the Board of Directors, using the Black and Scholes Model is NIS 5.67 per option. The calculation is based on a monthly standard deviation of 21.0%–21.6%, a risk‑free annual interest rate for the period of 1.04% to 1.44%, an expected life of 4 to 6 years, and the price of a Company share on May 12, 2019 of NIS 24.24.

Subsequent to the date of the report, in January 2021, Mr. Avisar Paz ceased serving as the Chairman of the Company’s Board of Directors, prior to completion of the vesting period of 49,614 options that were issued to him and, accordingly, at the end of early notification period all is rights with respect to these option will expire. The expired options will be returned to the number of shares under the employee stock option plan and they may be reissued.

For information regarding an allotment to the Chairman of the Board of Directors and the General Meeting of the Company’s shareholders, which was approved by the Company’s Board of Directors subsequent to the date of the report – see Note 26A.

The cost of the benefit embedded in the offered options and the securities that were issued (net of the share of the officers that concluded their positions), which is based on the fair value on the date of their issuance, amounted to about NIS 12,771 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche. Accordingly, in 2020 and 2019 the Company included an expense, in the amounts of about NIS 2,611 thousand and about NIS 3,468 thousand, in respect of the above‑mentioned offered options and the securities, respectively.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 18 –	Taxes on Income

A.	Details regarding the tax environment in which the Company operates

1.	Companies Tax rate

The Companies Tax rates applicable to the Group in 2018–2020 are:

2018 – 23%; 2019 – 23%; 2020 – 23%.

2.	Benefits under the Law for Encouragement of Industry (Taxes) 1969 (hereinafter – “the Encouragement of Industry Law”)

The industrial factories owned by some of the Company’s subsidiaries in Israel have a single production line and as a result these companies together with a subsidiary that holds these companies are entitled to file a consolidated tax report pursuant to Section 23 of the Law for Encouragement of Industry. According to Section 23 of the Law, as stated, each of the said companies is entitled to offset its tax losses against the taxable income of the other companies.

In June 2011, Rotem received approval from the Israel Tax Authority such that the electricity generation activities will be considered manufacturing activities and Rotem’s power plant will constitute an “Industrial Enterprise” as defined in the Encouragement of Industry Law, upon the fulfillment of all of the conditions provided by the Taxes Authority in Israel.

“Industrial Companies” as defined in the Encouragement of Industry Law are entitled to benefits of which the most significant ones are as follows:

a.	Increased depreciation rates.
b.	Deduction of issuance expenses upon listing of shares for trading on the stock exchange in three equal annual amounts commencing from the year in which the shares are listed for trading.
c.	An 8-year amortization period for patents and know-how serving in development of the enterprise.
d.	The possibility of filing consolidated tax returns by companies with a single production line.

B.	Tax assessments

The Company has been issued final tax asset up to and including the 2018 tax year (subject to the exceptions provided in the law). Rotem has been issued final tax assessments up to and including the 2016 tax year (subject to the exceptions provided in the law). The other Group companies have been issued tax assessments that are considered final up to and including the 2015 tax year (subject to the exceptions provided in the law).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 18 –	Taxes on Income (Cont.)

C.	Composition of taxes on income

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Current taxes on income	–	82	2,031
Deferred taxes on income:
Deferred taxes	14,833	50,033	34,857
Deferred taxes in respect of prior years	(1,214)	310	(85)
	13,619	50,343	34,772
Taxes on income	13,619	50,425	36,803

D.	Reconciliation of the theoretical tax on the pre-tax income and the taxes on income:

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Income (loss) before taxes on income	(28,229)	175,162	134,320
The Company’s statutory tax rate	23%	23%	23%
Tax (tax savings) calculated at the
statutory tax rate	(6,493)	40,287	30,894

Additional tax (tax savings) for:
Non-deductible expenses	73	70	116
Utilization of losses for which deferred
taxes were not recorded	(163)	–	–
Losses for tax purposes and other tax
benefits for which deferred taxes were
not recorded	22,706	9,758	5,878
Impact of creation of deferred taxes at a
tax rate different than the main tax rate	(1,290)	–	–
Taxes in respect of prior years	(1,214)	310	(85)
Total taxes on income	13,619	50,425	36,803

E.	Taxes on income in respect of components of other comprehensive income and equity:

In 2020 and 2019 – the Company recorded tax income, in the amount of about NIS 4,627 thousand and tax income, in the amount of about NIS 615 thousand, respectively, in the statement of comprehensive income, in respect of other comprehensive income items.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 18 –	Taxes on Income (Cont.)

F.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recorded in the books

The movement in deferred tax assets and liabilities is attributable to the following items:

		Losses
	Property,	carried
	plant	forward
	and	for tax	Financial
	equipment	purposes	instruments	Other	Total
	In Thousands of NIS
Balance of deferred
tax asset (liability) at
January 1, 2019	(296,316)	70,054	(381)	472	(226,171)
Changes recorded in the
statement of income	10,134	(61,347)	252	618	(50,343)
Changes recorded in other
comprehensive income	–	–	615	–	615
Change as a result of sale
of subsidiary	–	–	–	34	34
Balance of deferred
tax asset (liability) at
December 31, 2019	(286,182)	8,707	486	1,124	(275,865)
Changes recorded in the
statement of income	(21,410)	(3,269)	727	10,333	(13,619)
Changes recorded in other
comprehensive income	–	–	4,627	–	4,627
Balance of deferred tax
asset (liability) at
December 31, 2020	(307,592)	5,438	5,840	11,457	(284,857)

2.	The deferred taxes are presented in the statement of financial position as follows:

	At December 31
	2020	2019
	In Thousands of NIS

Presented as part of non-current assets	23,706	5,240
Presented as part of non-current liabilities	(308,563)	(281,105)
Deferred taxes, net	(284,857)	(275,865)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 18 –	Taxes on Income (Cont.)

F.	Deferred tax assets and liabilities (Cont.)

3.	Tax liabilities not recognized

As at December 31, 2020 and 2019, a balance of deferred tax liabilities in the amount of about NIS 44,857 thousand and about NIS 61,873 thousand, respectively, in respect of temporary differences in the amount of about NIS 195,030 thousand and about NIS 269,011 thousand, respectively, relating to investments in subsidiaries were not recognized since the decision whether to sell these subsidiaries is at the hands of the Company, and its intention is not to sell them in the foreseeable future.

4.	Carryforward losses for which deferred taxes were not recognized

	At December 31
	2020	2019
	In Thousands of NIS

Losses for tax purposes	176,778	93,565
Deductible temporary differences	6,336	12,387
	183,114	105,952

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

Note 19 –	Equity

A.	Composition

	At December 31, 2020		At December 31, 2019
		Issued and		Issued and
	Authorized	paid-up	Authorized	paid-up

Ordinary shares of NIS 0.01
par value	500,000,000	178,370,397	500,000,000	143,359,571

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 19 –	Equity (Cont.)

B.	Additional information

In June 2019, the Company issued to three institutional entities 5,179,147 ordinary shares of NIS 0.01 par value each, constituting about 4% of the Company’s share capital, in exchange for a consideration in the amount of about NIS 120 million. The issuance expenses amounted to about NIS 1.6 million. The price of the shares allotted with respect to each of the offerees was NIS 23.17 per share (based on the share price on the Stock Exchange at the end of the trading day preceding the issuance).

In September 2019, the Company issued to four institutional entities 5,849,093 ordinary shares of NIS 0.01 par value each, constituting about 4% of the Company’s share capital, in exchange for a consideration in the amount of about NIS 155 million. The issuance expenses amounted to about NIS 1.9 million. The price of the shares allotted with respect to each of the offerees was NIS 26.5 per share (the share price was determined in negotiations between the Company and the offerees).

In October 2020, the Company issued to the public 23,022,100 ordinary shares of NIS 0.01 par value each. The issuance was made through a uniform offer with a range of quantities by means of a tender on the price per unit and the quantity. It is noted that the parent company submitted bids for participation in the tender at prices not less than the uniform price determined in the tender, and as part of the issuance it was issued 10,700,200 ordinary shares. The gross proceeds from the issuance amounted to about NIS 737 million. The issuance expenses amounted to about NIS 5 million.

In October 2020, the Company completed a private offer of 11,713,521 ordinary shares of NIS 0.01 par value to institutional entities from the Clal Group and the Phoenix Group (hereinafter – “the Offerees”). The price per ordinary share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the Company and the offerees, and the gross proceeds from the issuance amounted to about NIS 350 million. The issuance expenses amounted to about NIS 5 million.

The proceeds of the issuances in 2020, net of issuance expenses, amounted to about NIS 1,077 million, were recorded to equity. For details regarding an issuance of shares subsequent to the date of the report – see Note 26C.

C.	Dividends

In July 2017, the Board of Directors of the Company decided to adopt a dividend distribution policy, pursuant to which, every calendar year, a dividend will be distributed to the Company’s shareholders at the rate of at least 50% of the Company’s after‑tax net income in the calendar year that preceded the date of the dividend distribution. Implementation of the dividend distribution policy and approval of the distributions from time to time by the Company’s Board of Directors will be subject to the provisions of any law, including the distribution criteria that are set out in Section 302 of the Companies Law, 1999 (the profit criterion and the solvency criterion), restrictions imposed by agreements to which the Company is party, present or future financial covenants undertaken by the Company, tax considerations, required investments in the Company’s projects (present or future), additional restrictions that may apply to the Company, if any, and decisions the Company is permitted to make, including a different designation of its profits and a modification of this policy.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 19 –	Equity (Cont.)

C.	Dividends (Cont.)

In order to remove doubt, the Company’s Board of Directors may, at any time, for business considerations and in accordance with the provisions of any law, change the rate of the dividend, as stated above, or decide not to distribute it at all. It is further clarified that the timing of the distribution in each of the years, if carried out, will not necessarily be immediately after publication of the Company’s annual financial statements.

In 2019, the Company distributed dividends in the amounts of about NIS 236 million. In 2020, no dividends were distributed.

Note 20 –	Details of Statement of Income Items

A.	Revenues

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Revenues from sale of electricity	1,269,589	1,271,200	1,248,584
Revenues from sale of steam	55,689	58,788	57,887
	1,325,278	1,329,988	1,306,471

Set forth below is information regarding the Group’s total sales to major customers and the percentage of the Company’s total revenues (in NIS thousands and percentages):

	For the Year Ended December 31
	2020		2019		2018
		Percentage		Percentage		Percentage
		of the		of the		of the
	Total	Company’s	Total	Company’s	Total	Company’s
Customer	revenues	revenues	revenues	revenues	revenues	revenues

No. 1	298,637	22.53%	288,214	21.67%	221,711	16.97%

No. 2	256,702	19.37%	273,215	20.54%	266,759	20.42%

No. 3	*–	*–	201,001	15.11%	197,033	15.08%

No. 4	*–	*–	142,230	10.69%	141,632	10.84%

No. 5	*–	*–	173,666	13.06%	153,211	11.73%

* Represents an amount less than 10% of the revenues.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 20 –	Details of Statement of Income Items (Cont.)

B.	Cost of sales (not including depreciation and amortization)

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Fuels (*)	464,986	491,417	423,978
Electricity and infrastructure services	432,274	360,297	451,806
Salaries and related expenses	24,894	23,743	21,928
Generation and operating expenses and
outsourcing	29,641	22,549	22,383
Insurance	12,038	8,413	5,567
Other expenses	4,214	3,928	3,739
	968,047	910,347	929,401

* Net of the participation of IEC in the diesel oil expenses.

C.	Administrative and general expenses

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Salaries and related expenses	27,448	24,737	19,655
Directors’ fees	2,251	2,296	1,805
Professional services	10,141	15,516	16,465
Depreciation	2,907	2,523	1,061
Travel and entertainment	347	1,121	981
Office maintenance	3,216	3,792	3,402
Charitable contributions	1,908	1,471	1,557
Other	3,695	3,349	2,667
	51,913	54,805	47,593

D.	Other income (expenses), net

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Income from sale of gas, net	324	5,395	7,173
Reimbursement of expenses as part of
arbitration proceedings (see Note 25G)	–	14,237	–
Other income	712	1,777	–
Other expenses	–	–	(938)
	1,036	21,409	6,235

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 20 –	Details of Statement of Income Items (Cont.)

E.	Financing income and expenses

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Financing income
Exchange rate differences	–	–	4,208
Net change in fair value of derivative
financial instruments	–	–	1,405
Interest income on deposits in banks
and other	1,215	6,879	1,689
	1,215	6,879	7,302
Financing expenses
Exchange rate differences	17,307	7,352	–
Interest expenses on debentures	17,055	13,557	14,289
Interest expenses on loans	66,807	66,352	81,004
Amounts reclassified to the statement of
of income from hedge reserve and
hedge cost reserve in respect of hedges
of cash flows	21,652	9,778	–
Interest expenses in respect of lease
liabilities	640	340	–
Net change in fair value of derivative
financial instruments	4,678	191	–
Loss from early redemption of the
debentures (Series A)	40,732	–	–
Commissions and other	4,164	2,458	2,600
	173,035	100,028	97,893
Net financing expenses recorded in the
statement of income	171,820	93,149	90,591

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 21 –	Earnings (Loss) per Share

The data used in calculation of the basic and diluted earnings (loss) per share:

A.	Income (loss) attributable to the holders of the ordinary shares

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Income (loss) for the year attributable to
the Company’s ordinary shareholders	(56,555)	90,495	73,034

B.	Weighted-average number of ordinary shares

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of Shares of NIS 0.01 Par Value

Weighted-average number of shares
used in calculation of the basic earnings
per share

Balance as at January 1	143,360	131,887	131,887
Impact of shares issued during the year	7,359	4,845	–
Impact of options exercised during the
year	26	77	–
Impact of Restricted Share Units (RSUs)	133	185	117

Weighted-average number of shares
used in calculation of the basic earnings
per share	150,878	136, 994	132,004

Impact of future exercise of options	*–	2,049	1,564

Weighted-average number of shares
used in calculation of the fully-diluted
earnings per share	150,878	139,043	133,568

*
During 2020, the number of shares that deriving from a future exercise of options amounted to about 1,615 thousand shares of NIS 0.01 par value. Since in 2020 the Company has a loss, the impact of the future exercise of the options is anti‑dilutive.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management

A.	General

The Group has exposure to the following risks stemming from use of financial instruments:

–	Credit risk
–	Liquidity risk
–	Market risk

B.	Credit risk

This risk includes any cash amounts owed to the Group from counterparties, less any amounts owed to those counterparties by the Group where a legal right of offset exists, and also includes the fair values of contracts with individual counterparties which are included in the financial statements.

Maximum exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	At December 31
	2020	2019
	In Thousands of NIS

Cash and cash equivalents	200,474	384,748
Restricted deposits and cash	2,045,386	382,568
Trade and other receivables*	194,407	192,270
Derivative financial instruments	895	7,265
	2,441,162	966,851

*	As at December 31, 2020 and 2019, the balance of the trade receivables is due to current debts of customers and there are no to trade receivables in arrears.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

C.	Liquidity risk

The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Set forth below are the contractual maturity dates of the financial liabilities, including expected interest payments:

	As at December 31, 2020
			12			More
			months			than
	Book	Contractual	or	1–2	2–5	5
	value	amount	less	years	years	years
	In Thousands of NIS
Non-derivative financial
liabilities
Trade payables	297,522	297,522	297,522	–	–	–
Other payables and credit
balances	59,127	59,127	59,127	–	–	–
Capital notes issued to a
related company	1,413	1,935	–	–	–	1,935
Debentures (including
interest payable)	979,615	1,124,825	45,006	44,732	289,805	745,282
Lease liability including
interest payable	59,715	70,871	46,125	2,144	5,916	16,686
Loans from banks and
financial institutions
(including interest payable)	1,978,520	2,567,733	210,059	202,824	836,109	1,318,741
Financial liabilities –
derivative instruments
Contracts for exchange of
interest used for hedging
(see Note 22D)	35,411	132,111	19,558	17,992	44,762	49,799
Forward contracts on
exchange rates used for
hedging	110,189	107,408	101,712	5,696	–	–
Other forward contracts
on exchange rates	2,463	2,404	2,404	–	–	–
	3,523,975	4,363,936	781,513	273,388	1,176,592	2,132,443

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

C.	Liquidity risk (Cont.)

	As at December 31, 2019
			12			More
			months			than
	Book	Contractual	or	1–2	2–5	5
	value	amount	less	years	years	years
	In Thousands of NIS
Non-derivative financial
liabilities
Trade payables	123,812	123,812	123,812	–	–	–
Other payables and credit
balances	15,867	15,867	15,867	–	–	–
Capital notes issued to a
related company	1,282	1,935	–	–	–	1,935
Debentures	282,864	363,578	43,461	45,778	92,205	182,134
Lease liability including
interest payable	18,611	30,627	3,387	2,556	6,246	18,438
Loans from banks and
financial institutions
(including interest payable)	1,867,448	2,495,809	213,672	209,142	628,018	1,444,977
Financial liabilities –
derivative instruments
Contracts for exchange of
interest used for hedging
(see Note 22D)	14,601	145,870	20,435	19,050	47,825	58,560
	2,324,485	3,177,498	420,634	276,526	774,294	1,706,044

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk

In the ordinary course of business, the Group buys and sells derivatives and undertakes financial obligations for purposes of managing market risks.

Currency and index risks

The Group is exposed to currency risk in respect of payments to suppliers denominated in currencies other than the Group’s functional currency. The currencies in which the main transactions are denominated are the euro and the dollar.

Balances in or linked to foreign currency are included in the financial statements at the representative exchange rate on the date of the report. Balances linked to the CPI are included on the basis of the index relating to each linked asset or liability.

Data with respect to representative exchange rates and the CPI is shown below:

		Exchange rate of the
		US dollar	euro
	CPI	to the	to the
	(in points)	shekel	shekel

December 31, 2020	100.2	3.215	3.944
December 31, 2019	100.8	3.456	3.878
December 31, 2018	100.5	3.748	4.292

Changes in the year ended:
December 31, 2020	(0.6)%	(7.0)%	1.7%
December 31, 2019	0.3%	(7.8)%	(9.6)%
December 31, 2018	1.2%	8.1%	3.3%

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows:

	NIS		Foreign currency
	Linked	Unlinked	Dollar	Euro	Other	Total
	In Thousands of NIS

December 31, 2020

Assets
Cash and cash equivalents	–	177,155	23,246	48	25	200,474
Deposits and restricted cash	–	1,924,230	121,156	–	–	2,045,386
Trade and other receivables	–	162,842	31,565	–	–	194,407
Total financial assets	–	2,264,227	175,967	48	25	2,440,267
Liabilities
Trade payables	–	(131,979)	(121,424)	(33,990)	(10,129)	(297,522)
Other payables and credit
balances	–	(23,555)	(35,390)	(53)	(129)	(59,127)
Debentures	(979,615)	–	–	–	–	(979,615)
Capital notes issued to
a related party	–	(1,413)	–	–	–	(1,413)
Lease liabilities	(15,921)	(43,794)	–	–	–	(59,715)
Loans from banks and
financial institutions	(1,558,505)	(420,015)	–	–	–	(1,978,520)
Total financial liabilities	(2,554,041)	(620,756)	(156,814)	(34,043)	(10,258)	(3,375,912)
Total financial instruments	(2,554,041)	1,643,471	19,153	(33,995)	(10,233)	(935,645)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to index and foreign currency risk, except in respect of derivative financial instruments (see below) is as follows: (Cont.)

	NIS		Foreign currency
	Linked	Unlinked	Dollar	Euro	Other	Total
	In Thousands of NIS

December 31, 2019

Assets
Cash and cash equivalents	–	344,229	36,979	3,498	42	384,748
Deposits and cash	–	368,716	13,852	–	–	382,568
Trade and other receivables	–	138,128	54,142	–	–	192,270
Total financial assets	–	851,073	104,973	3,498	42	959,956
Liabilities
Trade payables	–	(31,611)	(56,850)	(27,196)	(8,155)	(123,812)
Other payables and credit
balances	(4,500)	(8,344)	(2,862)	(21)	(140)	(15,867)
Debentures	–	(282,864)	–	–	–	(282,864)
Capital notes issued to
a related party	–	(1,282)	–	–	–	(1,282)
Lease liabilities	(17,026)	(1,585)				(18,611)
Loans from banks and
financial institutions	(1,640,824)	(226,624)	–	–	–	(1,867,448)
Total financial liabilities	(1,662,350)	(552,310)	(59,712)	(27,217)	(8,295)	(2,309,884)
Total financial instruments	(1,662,350)	298,763	45,261	(23,719)	(8,253)	(1,350,298)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2020
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	dates	value
			In Thousands of NIS
Forward contracts
on exchange rates	Dollar	NIS	38,787	127,105	2021	(2,463)

Call options on
foreign currency	Dollar	NIS	161,662	609,627	2021–2022	895

As at December 31, 2020
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	payable	receivable	payable	receivable	date	value
In Thousands of NIS
Put options on
foreign currency	Dollar	NIS	30,136	113,642	2021	(107)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

As at December 31, 2020
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	dates	value
In Thousands of NIS
Forward contracts
on exchange rates	Dollar	NIS	564,887	1,923,520	2021–2022	(110,189)

As at December 31, 2019
	Currency/	Currency/
	linkage	linkage	Amount	Amount	Expiration	Fair
	receivable	payable	receivable	payable	date	value
In Thousands of NIS
Forward contract
on exchange rates	Euro	NIS	6,058	23,316	2020	188

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group hedges its exposure to changes in the cash flows from payments in foreign currency. Set forth below is a brief summary of the Group’s main hedges:

–
In 2016, Hadera hedged its exposure to changes in the cash flows from payments in euro and US dollars in connection with the agreement for the construction of the power plant in Hadera (as described in Note 25D”) by means of forward transactions. As at the date of the report, the forward transactions are open with respect to the said hedge.

–
In the year of the report and thereafter, Zomet hedged its exposure to changes in the cash flows paid in dollars in connection with the agreement for the construction of the Zomet Power Plant (as described in Note 25D”). Zomet uses forward transactions in order to hedge its currency exposure. These forward transactions have maturity dates that fall within the period between February 2021 and up to March 2022. If necessary, renewal of the transactions for an additional period is made on their repayment dates. These transactions are designated as a “cash‑flow hedge”.

–
In October 2020, the Company partly hedged its exposure to changes in the cash flows paid in dollars in connection with the acquisition of the CPV Group (as described in Note 25L”) by means of forward transactions. As at the approval date of the financial statements, in light of completion of the acquisition of the CPV Group, these forward transactions were paid.

As a result of changes in the exchange rate of the dollar against the shekel, the Group recorded an increase in liabilities as a result of revaluation of financial derivatives with respect to forward contracts, in the aggregate amount of about NIS 89 million, which was mostly classified to other comprehensive income. The Group deposits collaterals in order to secure its liabilities to the bank in connection with the forward transactions. As at the date of the report, the collaterals amounted to about NIS 86 million. Valuations of the forward transactions were made by an independent external appraiser. The value of the forward transactions is the difference between the transaction price, which is determined on the date of the transaction and the forward price on the date of the report.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

The Group’s exposure to index risk with respect to derivative financial instruments that are used for hedging purposes is shown below:

	As at December 31, 2020
				Amount of
	Index	Interest	Expiration	the linked	Fair
	receivable	payable	date	principal	value
				In thousands of NIS

Interest exchange contract	CPI	1.70%	2031	773,085	(23,699)

Interest exchange contract	CPI	1.76%	2036	350,715	(11,712)

In June 2019, the Group entered into a hedge agreement with Bank Hapoalim for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). The Group chose to designate the CPI Transactions as an “accounting hedge”. In 2020, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, the Company recorded an increase in the liabilities as a result of revaluation of the financial derivative in respect of the CPI Transactions (hereinafter in this Section – “the Derivative”), in the amount of about NIS 42 million, which was recorded as part of other comprehensive income. The Company deposits collaterals to secure its liabilities to the bank in connection with the Derivative. As at the date of the report, the collateral amounted to about NIS 35 million and subsequent to the date of the report, the collateral was released. Valuation of the Derivative was made by an external independent appraiser. The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Currency and index risks (Cont.)

A strengthening (weakening) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, are held constant. The analysis is performed on the same basis for 2019.

	As at December 31, 2020
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative instruments
$/NIS	(1,475)	(737)	737	1,475

Non-derivative instruments
€/NIS	2,618	1,309	(1,309)	(2,618)

Derivative instruments
$/NIS	(149,990)	(75,153)	75,951	153,487

	As at December 31, 2019
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	10%	5%	5%	10%
	In Thousands of NIS

Non-derivative instruments
$/NIS	(3,485)	(1,743)	1,743	3,485

Non-derivative instruments
€/NIS	1,826	913	(913)	(1,826)

Derivative instruments
€/NIS	(1,809)	(904)	904	1,809

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

A change of 5%–10% in the CPI would increase (decrease) the comprehensive income or loss by the amounts shown below. The analysis below is based on changes in the CPI that in the Group’s opinion are reasonably possible as at the end of the period of the report. This analysis was made under the assumption that all the other variables, particularly the interest rates, are held constant and without taking any account of anticipated sales and purchases. The analysis with respect to 2019 was made on the same basis.

	As at December 31, 2020
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	2%	1%	1%	2%
	In Thousands of NIS

Long-term loans (CPI)	19,594	10,757	(12,073)	(24,147)

Debentures (CPI)	–	–	(9,556)	(19,111)

Interest exchange contract	(17,304)	(8,646)	8,635	17,270

	As at December 31, 2019
	Impact on comprehensive income (loss) and equity
	Decrease of	Decrease of	Increase of	Increase of
	2%	1%	1%	2%
	In Thousands of NIS

Long-term loans (CPI)	18,413	9,207	(9,207)	(18,413)

Interest exchange contract	(18,861)	(9,423)	9,400	18,799

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

D.	Market risk (Cont.)

Interest rate risk

Set forth below is detail regarding the type of interest on the Group’s interest‑bearing financial instruments as at the end of the period of the report, based on the reports submitted to the Group’s management:

	At December 31
	2020	2019
	In Thousands of NIS

Instruments bearing fixed interest – CPI‑linked
Financial assets	–	–
Financial liabilities	2,531,152	1,639,522
	(2,531,152)	(1,639,522)

Instruments bearing fixed interest – not CPI‑linked
Financial assets	1,866,652	252,142
Financial liabilities	236,277	509,259
	1,630,375	(257,117)

Fair‑value sensitivity analysis regarding instruments bearing fixed interest

The Group’s financial instruments bearing fixed interest are not measured at fair value through the statement of income. Accordingly, a change in the interest rate at the end of the period of the report is not expected to impact the statement of income.

Interest rate risk (Cont.)

	At December 31
	2020	2019
	In Thousands of NIS

Instruments bearing variable interest
Financial assets	276,579	452,990
Financial liabilities	183,507	–
	93,072	452,990

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 22 –	Financial Instruments and Risk Management (Cont.)

E.	Fair value of financial instruments

The Group’s financial instruments include non-derivative assets, such as: cash and cash equivalents, deposits and restricted cash, other receivables and debit balances and capital notes, and non-derivative liabilities, such as: short-term credit, payables and credit balances, long-term loans and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates their carrying amount. The fair value of the long‑term deposits and receivables and the long-term liabilities also approximates their carrying amount, as these financial instruments bear interest at a rate which approximates the regular market interest.

Derivative financial instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments.

The following table details the carrying amount and the fair value of financial‑instrument groups presented in the financial statements not in accordance with their fair value.

	At December 31, 2020
	Book	Fair
	value*	value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,978,520	2,359,684
Debentures (Level 1)	979,615	1,055,888
	2,958,135	3,415,572

	At December 31, 2019
	Book	Fair
	value*	value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,867,448	2,243,290
Debentures (Level 1)	282,864	324,623
	2,150,312	2,567,913

* Includes current maturities and interest payable.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 23 –	Related and Interested Parties

A.	Compensation and benefits to key management personnel (including directors)

In addition to their salaries, key management executives employed in the Group (hereinafter – “the Chairman of the Board of Directors and the CEO”) are also entitled to non-cash benefits (such as a car, medical insurance, etc.). Furthermore, the Group deposits monies for them in a defined contribution plan for post‑employment benefits. The Chairman of the Board of Directors and the CEO also participate in the Company's options’ plan. For further information, see Note 17B.

Compensation and benefits to the Chairman of the Board of Directors and the CEO who are employed by the Group:

	For the Year Ended December 31,
	2020		2019		2018
	Number		Number		Number
	of	NIS	of	NIS	of	NIS
	persons	‘000	persons	‘000	persons	‘000

Employee benefits	2	3,988	2	4,067	1	3,509
Post-employment benefits	2	359	2	314	1	238
Share-based payments	2	638	2	1,019	1	1,017
	2	4,985	2	5,400	1	4,764

Compensation and benefits to directors who are not employed by the Group:

	For the Year Ended December 31,
	2020		2019		2018
	Number		Number		Number
	of	NIS	of	NIS	of	NIS
	persons	‘000	persons	‘000	persons	‘000

Total benefits in respect of
directors that are not employed
by the Group	9	1,020	8	1,274	7	1,805

B.	Balances with related and interested parties

	At December 31,
	2020	2019
	In Thousands of NIS

Cash and cash equivalent	1,501	–
Short-term deposits	1,107,130	–
Short-term deposits and restricted cash	25,033	–
Trade receivables (1)	29,089	26,163
Other receivables	241	1,055
Other payables	(893)	(442)
Loans from banks and others (2)	(503,661)	(539,343)
Capital notes issued to related party (see Note 15A)	(1,413)	(1,282)

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 23 –	Related and Interested Parties (Cont.)

C.	Transactions with related and interested parties

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Sales (1)	276,364	279,281	289,455
Cost of sales	(54)	(50)	(50)
Administrative and general expenses	(159)	–	(1,805)
Other income	–	–	24,767
Interest expenses in respect of loans (2)	(7,410)	(4,475)	–
Other financing income	33	–	25
Interest expenses capitalized to property,
plant and equipment	(409)	(1,112)	–

(1)	The Group sells electricity to, among others, related parties. For information regarding electricity acquisition agreements with private customers of Rotem – see Note 25A.

(2)
Part of balance of the Group’s cash, deposits and loans is from interested parties, which are financial institutions. For information regarding the Group’s financing agreements – see Note 15D. In addition, for information regarding a short‑term loan from a related party that is a financial institution taken out by the Company and repaid during 2020 – see Note 15D(4).

D.	Guarantees from related parties

The Company and Veridis have each provided, in proportion to their holdings in Rotem (including indirect holdings), bank guarantees in favor of Israel Electric Company (IEC) (hereinafter – “the Guarantees to Israel Electric Company”), as required under the agreement for purchase of electricity, which is described in Note 25C. As at December 31, 2020 and 2019, the Guarantees to Israel Electric Company amounted to NIS 94 million (linked to the CPI) and NIS 90 million (linked to the CPI), respectively. Against the Guarantees to Israel Electric Company, as at December 31, 2020 and December 31, 2019, the Company provided pledged deposits, in the amount of about NIS 38 million. Subsequent to the date of the report, in February 2021, the Guarantees to Israel Electric Company were updated to about NIS 86 million (linked to the CPI). Regarding the operating guarantees – see also Note 24A.4.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies

A.	Subsidiaries

Set forth below are details regarding the Group’s material subsidiaries (that held indirectly):

	Main location	The Group’s ownership
	of the	interest in the subsidiary
	company’s	as at December 31
	activities	2020	2019

O.P.C. Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Ltd.	Israel	100%	100%
Zomet Energy Ltd.	Israel	100%	95%

1.	Rotem

Rotem is a private company that operates the Rotem Power Plant (in the Rotem Plain), commencing from July 6, 2013, which operates in accordance with a tender made in 2001. In addition, as a result of its win in the above‑mentioned tender, Rotem was issued a license to produce and sell electricity for a period of 30 years. The Rotem power plant operates using conventional technology in an integrated cycle.

2.	Hadera

Hadera is a private company that operates the Hadera Power Plant, commencing from July 1, 2020. Hadera holds a permanent electricity generation license for the power plant using cogeneration technology with an installed capacity of 144 megawatts and a supply license. The generation license is for a period of 20 years, which may be extended for an additional period of 10 years by the Electricity Authority with approval of the Minister of Energy. In addition, Hadera holds the Energy Center (boilers and turbines on the premises of Hadera Paper), which is located on the premises of Hadera Paper (hereinafter – “the Energy Center”). As at the approval date of the financial statements, the Energy Center serves as back‑up for supply of steam from the Hadera Power Plant. As at the approval date of the financial statements, the turbine of the Energy Center is not operating and is not expected to operate in a scope of more than about 16 megawatts.

Hadera supplies all of the electricity and steam needs of Hadera Paper Mills, which is located adjacent to the Hadera Power Plant, for a period of 25 years, through the Hadera Power Plant and the Energy Center. In addition, the Hadera Power Plant supplies electricity to additional private customers and to Israel Electric Company. It is noted that during December 2020 and up to February 2021 replacement and renovation work was performed in connection with certain components in the gas and steam turbines as part of expected actions, and further to that stated during 2021 additional replacement and renovation work was performed and is expected to be performed, which are essential for improvement of the performance of the Hadera Power Plant. During performance of the said work, the power plant was and will be operated in a partial manner, for a cumulative period of about four months. It is noted that the continuity of the replacement and renovation work, as stated, could be impacted by movement limitations due to the Coronavirus crisis in light of the need for arrival of equipment and foreign work teams.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet

Zomet is a private company that is advancing a project for construction of a power plant powered by natural gas using open‑cycle conventional technology (“Peaker Plant”) with an capacity of 396 MW located near the Plugot Intersection in the area of Kiryat Gat, under Regulation 914 (hereinafter – “the Zomet Project”). The construction work with respect to the Zomet Power Plant commenced in 2020. As at December 31, 2020, the investment in the Zomet project amounts to about NIS 694 million

Acquisition of Zomet

In 2017, the Company signed a set of agreements for acquisition of 95% of Zomet. The transaction was completed in March 2018. The consideration in respect of the transaction was about $23 million, where the final payment, in the amount of $15.8 million (about NIS 54 million) was paid in February 2020.

The activities acquired do not reach the level of a “business” as defined in IFRS 3 and, accordingly, the acquisition was treated as an acquisition of an asset.

Acquisition of non-controlling interests in Zomet

In January 2019, the Company signed an agreement with the holders of the non-controlling interests in Zomet, for which 5% of Zomet’s share capital was held in trust (hereinafter – “the Sellers”), whereby the Sellers sold their shares in Zomet to the Company. The aggregate consideration the Company paid for the shares was about NIS 27 million.

License for Zomet and receipt of approval for a financial closing

In April 2019, Zomet received a conditional license for construction of the power plant, using conventional technology with an open cycle (a Peaker Plant) having an installed capacity of about 396 megawatts – this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of National Infrastructures, Energy and Water (hereinafter – “the Minister of Energy”) and after Zomet deposited a guarantee as required, in the amount of about NIS 5 million. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister of Energy), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type. The power plant is being constructed in accordance with Regulation 914.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

License for Zomet and receipt of approval for a financial closing (Cont.)

Peaker power plants receive payment for availability and reimbursement of expenses in respect of electricity generated in accordance with the tariffs provided by the Electricity Authority. Subject to completion of the construction of the Zomet Power Plant and receipt of a permanent generation license, all of the plant’s capacity will be allotted to the System Administrator in the framework of a fixed availability arrangement and Zomet will not be permitted to sign agreements for sale of electricity with private customers.

In December 2019, Zomet received tariff approval (as described below), and on February 10, 2020, notification of the Electricity Authority was received whereby Zomet is in compliance with the conditions for proof of a financial closing pursuant to that stipulated in its conditional license and in accordance with all law. It is noted that in the tariff approval it is stated that the expectation for the commercial operation date is up to 36 months from the notification of the Electricity Authority to Zomet of completion of a financial closing.

Receipt of tariff approval in Zomet

On December 24, 2019, Zomet received tariff approval from Zomet from the Electricity Authority for a flexible open‑cycle power plant using conventional technology with a capacity of up to 396 MW, located in the area of the Plugot Intersection (hereinafter – “the Tariff Approval”). Subject to completion of construction of the power plant and receipt of a permanent generation license, pursuant to the Tariff Approval Zomet will be entitled to tariffs in respect of sale of availability and energy to the System Administrator for a period of twenty years commencing from the date of receipt of the permanent generation license. It is noted that taking into account the limitation included in the connection study Zomet received, including approval of a reduced availability tariff during 2023 pursuant to the decision of the Electricity Authority.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

Petition to the Supreme Court that was cancelled

In December 2019, the Company received a copy of a petition filed in the Supreme Court sitting as the High Court of Justice (hereinafter – “the High Court of Justice”), wherein it was requested to issue a conditional order and an interim order (hereinafter – “the Request”), which was filed by the Or Energy Power (Dalya) Ltd. and Dalya Energy Power Ltd. (hereinafter – “the Petitioners”) against the Electricity Authority, the Plenary Electricity Authority (hereinafter – “the Plenary”), the State of Israel – the Ministry of Energy and Zomet (hereinafter – “the Respondents” and “the Petition”, as applicable).

The Petition included, mainly, contentions in connection with decisions and actions of the Electricity Authority relating to Regulation 914, and with reference to the conditional license of Zomet which, so the Petitioners contend, permit Zomet to improperly (unlawfully) be covered by the definition of this Regulation and as a result, so the Petitioners contend, to block their entry into this Regulation. The Petitioners contend that the conduct of the Electricity Authority and the Plenary justify intervention by the Court and issuance of a conditional order, as well as an interim order in light of expiration of Regulation 914 in only a few more days, which permit the Petitioners, so they argue, after acceptance of the Petition, to fully enter into Regulation 914.

The main relief requested by the Petitioners was, a request for a conditional order instructing the Electricity Authority and the Plenary to provide reasons why: (a) the Variable Availability Amendment decision (hereinafter – “the Decision”) of the Electricity Authority should not be cancelled; (b) it should not be determined that the conditional license of Zomet is void; (c) it should not be determined that Zomet’s connection study from September 2020 is void; (d) it should not be determined that Zomet is not entitled to be covered by Regulation 914 due to that stated in subsections (b) and (c) above; and to grant any other relief the High Court of Justice sees fit and to charge for expenses any party that objects to the Petition. In addition, the Petitioners request that since Regulation 914 is expected to expire on January 1, 2020, the High Court of Justice should rule that until a decision is rendered with respect to the Petition: (a) the validity of Regulation 914 should not expire with respect to the Petitioners; and (b) entry into effect of the decision should be stayed and no action should be executed that is based thereon or, alternatively, the Petition should be set for an urgent hearing.

In February 2020, the Supreme Court cancelled the petition with no order for expenses. Further to cancellation of the petition, as stated, notification was received from the Electricity Authority whereby Zomet is in compliance with the conditions for proof of a financial closing, pursuant to the conditional license and in accordance with all law.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

3.	Zomet (Cont.)

Development levies

In December 2019, an arrangement was signed between Zomet and the Local Council of Shapir, whereby Zomet received an initial calculation of the development levies in respect of the project, in the amount of NIS 28 million (not including VAT) (hereinafter – “the Calculation of the Levies”), which was updated in January 2020 to the amount of about NIS 36.5 million. In light of Zomet’s position that the amount it must pay the Council is significantly lower than the Calculation of the Levies and in order to permit advancement of Zomet’s project and issuance of a building permit, which requires the Council’s approval, the Council agreed as part of the arrangement that Zomet shall pay the Council the amount of NIS 13 million, which is not in dispute (and which was actually paid in December 2019). In March 2020, Zomet filed an administrative petition against the Council in respect of the amount in dispute, as stated. As part of its response to the petition, the Council updated the amount of the development levies, to the amount of about NIS 34 million. The amount in dispute, in the amount of about NIS 21 million, is secured by a bank guarantee, which was provided by the Company for Zomet for the benefit of the Council (as at the application date of the financial statements, the validity of the guarantee had expired). In February 2021, the legal process came to an end by means of a compromise. As part of the compromise, the Council agreed to reduce the amount of the levies to about NIS 20 million, in such a manner that Zomet is required to pay to the Council, beyond the NIS 13 million already paid, as stated above, an additional amount of about NIS 7 million, where such amount includes levies in respect of a built‑up area of 11,600 square meters, which has not yet been built, and Zomet has the right to construct it with no additional payment of levies. In February 2021, the compromise arrangement was submitted to the Court that heard the petition and it was given the force of a court decision. On December 31, 2020, Zomet included a provision in the statement of financial position in accordance with the compromise arrangement.

4.	Hadera Operating Company

In July 2016, Hadera entered into an agreement for the current operation and maintenance of the Hadera Power Plant (hereinafter – “the Hadera Operating Agreement”) with OPC Operating Ltd. (hereinafter – “Hadera Operating Company”) for a period of 20 years from the date of the commercial operation. As part of the undertaking, Hadera Operating Company committed to provide services to the Hadera Power Plant in the construction stage as detailed in the agreement and to be responsible for operation and maintenance of the Hadera Power Plant after the commercial operation, except for the services included in Hadera’s maintenance agreement (see Note 25E) – all of this pursuant to the approved annual budget. Hadera Operating Company undertook to provide all the services in accordance with the standards provided and also committed to a minimum availability rate upon suspension of the activities of the Hadera Power Plant. As part of the Hadera Operating Agreement, in October 2019, the Company provided a corporate performance guarantee, in the amount of about NIS 21 million, in order to secure the liabilities of Hadera Operating Company to Hadera.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

5.	Rotem Operations Company

Up to October 2019, the Company held 35% of I.P.P. Rotem Operations and Maintenance Ltd. (hereinafter – “Rotem Operations Company”), which was established in order to operate and maintain the Rotem Power Plant. The remaining holdings in the operations company were held by Veridis. As a practical matter, Rotem’s employees maintain the power plant.

In January 2019, an amendment was signed to credit framework agreement (hereinafter in this Section – “the Agreement”) whereby the operation and maintenance of the Rotem Power Plant will be performed by Rotem itself in place of Rotem Operations Company as provided in the agreement. In October 2019, Rotem Operations Company was liquidated in a voluntary liquidation process.

6.	AGS Rotem Ltd.

AGS Rotem Ltd. (hereinafter – “AGS”) is a private company that is advancing National Infrastructure Plan (NIP) 94, for construction of a power plant for generation of electricity using natural gas, on the land located adjacent to the Rotem Power Plant (the plan also permits storage of energy in batteries). The Company holds 80% of the issued and paid‑up shares of AGS, while the balance of the shares of AGS is held by Veridis.

In July 2020, the National Infrastructures Committee discussed the plan and approved transfer of the plan for comments of the District Committee and objections of the public. In November 2020, the Government revised the authority granted for expansion of the Rotem Power Plant in such a manner that an authorized maximum capacity will not be determined, in order to permit use of turbines using innovative technologies at the time of the construction, which have higher energy utilization and that reduce polluting emissions. Subsequent to the date of the report, in January 2021, the Subcommittee for Comments and Objections of the National Planning and Building Committee of the NIP held a discussion regarding comments and objections with respect to NIP 94. The objections to the plan were rejected and AGS was requested to make technical revisions to the provisions of the plan, which were made in the beginning of March 2021. Approval of NIP 94 (if approved) is subject to final approval of the National Infrastructures Committee in accordance with the above decision of the National Council and the National Infrastructures Committee, and approval to take effect of the State of Israel.

7.	Greenday

In May 2019, OPC Solar Limited Partnership (a partnership that is wholly owned by the Group) sold all its shares and holdings in Greenday Renewable Energy Ltd, through which the Company operated with respect to initiation of projects in the area of electricity generation activities using photovoltaic technology, to Solgreen Ltd. (hereinafter – “Solgreen”), for a consideration of about NIS 2.75 million, plus contingent consideration for success, as defined in the memorandum of understanding.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

7.	Greenday (Cont.)

In May 2019, after receipt of approval of the Supervisor of Economic Competition, the transaction was completed and in May and June 2019 about NIS 2.75 million was received. In addition, as at the approval date of the financial statements, additional consideration was received, in the amount of NIS about 1.8 million, constituting part of the contingent consideration, as described above. During 2019 and 2020, the Company recognized a gain from sale of in the aggregate amount of about NIS 2.5 million, which was recorded in the second quarter of 2020 in the statement of income in the “other income” category.

In addition, as part of the memorandum of understanding, the Company provided a corporate guarantee, which is valid up to December 31, 2021, in order to indemnify Solgreen in a case where it becomes clear that the representations of OPC Solar in connection with Greenday are not correct. The indemnity will not exceed the amount of NIS 2.75 million.

8.	OPC Noy Ramat Hovav

In May 2020, the Company and Noy Power Plants, Limited Partnership (hereinafter – “the Noy Fund”) submitted a purchase offer in the framework of the tender for sale of the Ramat Hovav power plant, a power plant powered by natural gas, that was published by Israel Electric Company (hereinafter – “the Tender”) – this being through by means of a joint special purpose company the shares of which will be held in equal shares by the Company and the Noy Fund (hereinafter – “the Joint Company”). For purposes of securing the commitments of the Joint Company in the framework of the offer in the Tender, the Company and the Noy Fund provided, in equal shares, a financial guarantee, in the aggregate amount of about NIS 30 million. In June 2020, the Company received notification whereby the bid of a third party is the winning bid in the tender, and that the Company was announced as a “second qualifier” in accordance with the tender documents. In December 2020, the financial guarantee provided by the parties for purposes of the tender was released. The Joint Company is in voluntary liquidation proceedings and is expected to be liquidated during 2021.

9.	OPC Hadera Expansion

OPC Hadera Expansion Ltd. (hereinafter – “Hadera Expansion”) is a private company that is advancing National Infrastructures Plan (NIP) 20B for construction of a power plant generating electricity using natural gas on land owned by Hadera Paper Mills located adjacent to the Hadera Power Plant (the plan also permits storage of energy in batteries). Hadera Expansion has an option agreement with Hadera Paper covering lease of an area measuring about 68 dunams located adjacent to the Hadera Power Plant. The option period ends on December 31, 2022. The annual option fees in respect of each of the years 2019 through 2022 amount to NIS 3 million, where pursuant to the agreement for 2019 Hadera Expansion paid Hadera Paper NIS 2.2 million and in a case where Hadera Expansion exercises the option and signs a lease agreement, Hadera Expansion will pay Hadera Paper, on the date of the financial closing with a financing entity with respect to construction of the Hadera Power Plant, an additional amount of NIS 0.8 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

9.	OPC Hadera Expansion (Cont.)

As part of the agreement, Hadera Expansion committed to act to obtain legal authorization for advancement of a National Infrastructures for construction of a power plant on the leased premises, and will also act to advance and to receive approval for the statutory plan within the option period. Hadera Expansion will be required to give notice at least 90 days prior to the end of every option year of its wish to extend the option by an additional year, and if it does not do so the option will expire at the end of that year. The agreement provides that the option will expire if the National Infrastructures Committee (NIC) in the Planning Administration refuses to approve the statutory plan and Hadera Expansion does not carry on legal proceedings in connection with the said refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of conveyance of the holding in the leased premises (that is, the exercise date of the option) or the commercial operation date, as detailed in the agreement, with an option to extend the undertaking. In addition, it is provided that the lease agreement will not include a warranty limitation, and that the Company will bear all the levies, taxes and payments that are imposed with reference to construction of a power plant on the leased premises.

In October 2020, Hadera Expansion notified Hadera Paper of extension of the option period to 2021 and, accordingly, subsequent to the date of the report, in January 2021, Hadera Expansion paid Hadera Paper option fees in the amount of NIS 3 million for 2021.

In September 2020, a survey of the impact on the area surrounding the plant was submitted to the NIP Committee. In November 2020, the Government revised the consent granted for expansion of the Hadera Power Plant in such a manner that an agreed maximum capacity will not be determined, in order to permit use of turbines using innovative technologies at the time of the construction, which have higher energy utilization and that reduce polluting emissions. Subsequent to the date of the report, in January 2021, the NIP Committee held a discussion of the plan and approved transfer of the plan for comments of the District Committee and objections of the public, and in February 2021 the plan was actually deposited. Approval of NIP 20B (if approved) is subject to final approval of the National Infrastructures Committee in accordance with the above decision of the National Council and the National Infrastructures Committee, and approval to take effect of the State of Israel.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

10.	OPC Sorek 2

In May 2020, the Company signed an agreement, through a designated company that is wholly owned by the Company OPC Sorek 2 Ltd. (hereinafter – “Sorek 2”), with SMS IDE Ltd. (hereinafter – “IDE”), which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Sorek B Desalinization Facility”), whereby Sorek 2 will supply the equipment, construct, operate and maintain an energy generation facility, with a generation capacity of up to 99 MW on the premises of the Sorek B Desalinization Facility (hereinafter – “the Sorek B Generation Facility”), and will supply the energy required for the Sorek B Desalinization Facility for a period that will end of 25 years after the operation date of the Sorek B Desalinization Facility (hereinafter – “the Agreement”). At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. Further to that stated, a BOT (build, operate, transfer) agreement was signed between IDE and the State of Israel (hereinafter – “the BOT Agreement”). The Sorek B Generation Facility is expected to be constructed pursuant to the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019. The Company’s undertaking with IDE includes, among other things, commitments of the Company to timetables for construction of the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructures Committee (which as at the date of the report had not yet been received) and a commitment to supply energy in availability in a certain scope to the Sorek B Desalinization Facility. In addition, in order to secure the liabilities of Sorek 2 under the construction agreement of the Sorek B Desalinization Facility, the Company provided IDE a guarantee that will remain in effect over the entire period of the Sorek B construction agreement. As at the approval date of the financial statements, the Company is taking action to sign an agreement covering supply of equipment, a construction agreement and a maintenance agreement, which will be subject to the approval of the Seawater Desalination Authority.

The Sorek B Generation Facility is expected to be established in the framework of the “Arrangement for High‑Voltage Generators Constructed Without a Competitive Process”, which was published by the Electricity Authority in March 2019, and the balance of the capacity beyond the consumption of the desalinization facility is designated to be sold to the System Administrator. Application of the said arrangement is to projects that will reach a financial closing up to the end of 2023. Construction of the Sorek B Generation Facility will be executed by the Company as an IPP contractor (subcontractor of the Concessionaire) in the framework of the BOT of the Sorek B Desalinization Facility, including commitments and provision of guarantees that apply to an IPP contractor to the Seawater Desalinization Authority.

Establishment of the Sorek B Generation Facility is contingent on, among other things, completion of the planning and/or licensing processes and receipt of approval with respect to the ability to output electricity from the site, which as at the submission date of the report had not yet been received.

In the Company’s estimation, the construction period of the Sorek B Generation Facility is expected to end in the second half of 2023, and the total cost of the investment in the project is expected to be about NIS 200 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

A.	Subsidiaries including consolidated structured companies (Cont.)

11.	Internal reorganization of the holdings in subsidiaries

In December 2020, after receipt of the required approvals, the Company transferred to OPC Israel Energy Ltd. (hereinafter – “OPC Israel”), a wholly‑owned subsidiary of the Company all of its holdings in the subsidiaries Rotem, Hadera, Zomet, Hadera Operation Company and Sorek 2 – this being in accordance with Section 104A of the Income Tax Ordinance, and the rights of the Company in Rotem are also being transferred to OPC.

It is noted that in connection with transfer of shares of Rotem, Hadera and Zomet to OPC Israel, consents of the lenders were received and amendments were signed to the relevant financing agreements that include, among other things, revisions of the financing agreements relating to the internal structural change. As part of the said revisions to the financing agreements, OPC Israel placed or will place a lien on all of its holdings in Rotem, Hadera and Zomet to the financing entities, and the Company’s rights vis‑à‑vis Rotem, Hadera and Zomet, as applicable, in connection with shareholders’ loans it provided or will provide to them will remain pledged in favor of the lenders. In addition, OPC Israel joined, jointly and severally (but without double payment) in the Company’s liabilities [pursuant to the Capital Investment Agreement] in each of the subsidiaries, as stated. The Company undertook not to sell or transfer its holdings in OPC Israel without the consent of the financing entities.

B.	Significant restrictions on the transfer of resources between the Group’s entities

Regarding restrictions on dividend distributions and liens on the assets of Rotem, Hadera and Zomet – see Note 15C.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries and Associated Companies (Cont.)

C.	Non‑controlling interests in subsidiaries

The following tables summarize information regarding Rotem, in which there are holders of non‑controlling interests at the rate of 20% in 2020, 2019 and 2018 that are material to the Group (before elimination of intercompany transactions):

Statement of financial position data:

	At December 31
	2020	2019
	In Thousands of NIS

Current assets	300,297	247,029
Non-current assets	1,564,741	1,698,124
Current liabilities	337,844	218,258
Non-current liabilities	1,284,027	1,392,493
Non-controlling interests	48,633	66,880
Total assets, net	194,534	267,522

Statement of income statement data:

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Sales	1,118,767	1,246,666	1,223,881
Income for the year	121,265	174,463	123,555
Total comprehensive income	121,265	174,463	123,555
Income attributable to the holders of
the non-controlling interests	24,253	34,893	24,711

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries (Cont.)

C.	Non‑controlling interests in subsidiaries (Cont.)

Statement of cash flows statement data:

	For the Year Ended December 31
	2020	2019	2018
	In Thousands of NIS

Cash flows provided by operating
activities	399,029	386,944	316,322
Cash flows used in investing activities	(23,339)	(1,019)	(56,263)
Cash flows used in financing activities
without dividends to the holders of
non-controlling interests	(364,596)	(369,506)	(265,183)
Impact of fluctuations in the currency
exchange rate on the balances of cash
and cash equivalents	(1,856)	(569)	828
Total increase (decrease) in cash and
cash equivalents	9,238	15,850	(4,296)

D.	Dividend distributions

In 2020, Rotem distributed dividends to the Company in the total amount of NIS 170 million and to Veridis in the total amount of NIS 42.5 million.

In 2019, Rotem distributed dividends to the Company in the total amount of NIS 190.4 million and to Veridis in the total amount of NIS 47.6 million.

In 2018, Rotem distributed dividends to the Company in the total amount of NIS 116 million and to Veridis in the total amount of NIS 29 million.

Note 25 –	Contingent Liabilities and Commitments

A.	Agreements for acquisition of electricity with private customers

1.
Rotem has signed agreements for sale of electricity to its customers (hereafter – “the PPA Agreements”), which as at the date of the report, the average balance of the period thereof is 6.5 years. Some of Rotem’s customers signed agreements for construction of generation facilities with the Company (as described in Note 25K), and as part of the signing, their PPA Agreements with Rotem were extended for a period of 15 to 20 years from the commercial operation date of the generation facility. As part of the undertaking with the Company for construction of the generation facilities, Rotem entered into PPA Agreements with new customers, with which the undertaking was set at 15 to 20 years. The consideration that is stipulated in the PPA Agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component (hereinafter – “the Discount”). The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, Rotem is committed to a minimum availability of the power supply plant (with financial sanctions in a case of non-compliance with the said minimum availability).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries (Cont.)

A.	Agreements for acquisition of electricity with private customers (Cont.)

1.	(Cont.)

It is noted that Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non‑supply of natural gas. The terms of the agreements also entitle Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the power purchase agreement (PPA) with Israel Electric Company (IEC). Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals. Pursuant to Rotem’s financing agreement, under certain conditions, some of the PPA Agreements, including amendments thereto, for approval of the lenders.

2.
Hadera has signed PPA agreement, which as at the date of the report, the average balance of the period thereof is 11.4 years. In addition, some of Hadera’s customers signed agreements for construction of the generation facilities with the Company (as described in Note 25K), and as part of the signing, their PPA Agreements with Hadera were extended for a period of 15 years from the commercial operation date of the generation facility. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component. If the consideration is less than the minimum tariff set for the generation component, the Company will have the right to terminate the agreements. It is noted that Hadera is not obligated to grant a discount in certain circumstances. For example, in a case of a decline in the generation component tariff, Hadera has the right to reduce the rate of the discount based on a mechanism provided in the agreement in some of the cases, while in another case it has the right not to grant any discount at all. Pursuant to Hadera’s financing agreement, under certain conditions, some of the PPA Agreements, including amendments thereto, for approval of the lenders.

Hadera’s agreements with its customers include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level. As a result, in light of the delay in the commercial operation date of the Hadera Power Plant, the Hadera is paying compensation to customers. The total compensation to customers (including compensation to Hadera Paper, as detailed in Section 3 below) amounted to about NIS 13 million, of which as at the date of the report it had paid about NIS 10 million. Pursuant to the provisions of IFRS 15 relating to “contingent consideration”, on the date of payment of compensation to customers, the Company recognizes “long‑term prepaid expenses” that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of “revenues from contracts with customers”.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries (Cont.)

A.	Agreements for acquisition of electricity with private customers (Cont.)

3.
Hadera has signed two agreements with Hadera Paper: (a) a long‑term supply agreement whereby Hadera exclusively supplies electricity and steam to Hadera Paper Mills for a period of 25 years from the commercial operation date of the Hadera Power Plant (hereinafter – “the Long‑Term Agreement”); and (b) a short‑term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper, and all the steam produced at the Energy Center, to Hadera Paper (hereinafter – “the Short‑Term Agreement”) (hereinafter together – “the Agreements”). It is noted that upon the commercial operation of the Hadera Power Plant on July 1, 2020, the Short‑Term Agreement ended and the Long‑Term Agreement entered into effect.

The tariff being paid by Hadera Paper Mills for the electricity it purchases over the period of the agreements is based on TOAZ with a discount with respect to the generation component, similar to the Company’s standard PPA agreements as described above. It is noted that in accordance with the regulation, and in light of the location of Hadera Paper with reference to the Hadera Power Plant, pursuant to the network tariff that entered into effect on January 1, 2019, which includes allocation between a variable component and a fixed component and also imposes a fixed payment for the network on yard facilities, Hadera Paper will be required to pay for the fixed component of the electricity transmission. Nonetheless, as at the submission date of the report, Hadera actually bears the transmission payments and the supply coefficient. It is pointed out that as at the submission date of the report, Hadera Paper has not yet been charged directly for a “Take‑or‑Pay” with respect to the Hadera Power Plant.

The agreements include a commitment by Hadera Paper to a “Take‑or‑Pay” mechanism (hereinafter – “TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the Agreements. In 2020, the average hourly consumption of the steam of Hadera Paper was higher than its “take or pay” commitment. On the other hand, the Agreements include an obligation of Hadera, among other things, to a certain availability level with respect to the supply of electricity and steam and exposure of Hadera to payment of compensation in the event of non‑compliance with the commercial operation date of the power plant as specified in the agreements. The Long‑Term Agreement provides an annual ceiling for responsibility, in the amount of $2 million and a mechanism for compensation to which Hadera Paper is entitled in respect of delay in the commercial operation date of the Hadera Power Plant. For details regarding the amounts of compensation Hadera paid in respect of the delay in the commercial operation date of the Hadera Power Plant – see Note 25A(2).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 24 –	Subsidiaries (Cont.)

B.	Setting of tariffs by the Electricity Authority

In January 2018, the Electricity Authority published a resolution which took effect on January 15, 2018, regarding update of the tariffs for 2018, whereby the rate of the generation component was raised by 6.7% from NIS 264 per MWh to NIS 281.6 per MWh.

In December 2018, the Electricity Authority published a decision that entered into effect on January 1, 2019, regarding update of the tariffs for 2019, whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the Electricity Authority published a decision that entered into effect on January 1, 2020, regarding update of the tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh.

In December 2020, the Electricity Authority published a decision that entered into effect, subsequent to the date of the report, on January 1, 2021, regarding update of the tariffs for 2021, whereby the rate of the generation component was reduced by 5.7% from NIS 267.8 per MWh to NIS 252.6 per MWh. A decrease in the generation component, as stated, is expected to have a negative impact on the Company’s profits in 2021 compared with 2020.

Agreement for purchase of electricity in Rotem

Following its win in a tender for construction of a power plant on November 2, 2009 Rotem signed a power purchase agreement (hereinafter – “the PPA”) with IEC, whereby Rotem undertook to construct the power plant pursuant to the terms of the PPA, and IEC undertook to purchase capacity and energy from Rotem pursuant to the terms of the PPA, over a period of twenty years from the date of commercial operation of the power plant.

The PPA includes sections governing the obligations of each of the parties in the construction and operation period, as well as a compensation mechanism in the case of non‑compliance by one of the parties with its obligations pursuant to the PPA.

In 2014 (commencing in August), letters were exchanged between Rotem and IEC regarding the tariff to be paid by Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers. Rotem’s position is that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In Rotem’s estimation, based on the opinion of its legal advisors, it is more likely than not that Rotem will not pay any additional amounts in respect of the period ended December 31, 2020. Therefore, no provision was included in the financial statements.

During 2018, Rotem recorded reimbursements from IEC in respect of diesel oil costs and an insurance premium overpaid by it in prior years, in the amounts of about NIS 8 million and about NIS 3 million, respectively.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

C.	Electricity purchase agreements

Agreement for purchase of electricity in Rotem (Cont.)

As part of establishment of the System Administrator in the framework of the reform of IEC, IEC is expected to assign the agreement to the System Administrator. As at the approval date of the financial statements, IEC had contacted Rotem for purposes of arrangement of open matters between the parties. Subsequent to date of the report, on March 17, 2021, Rotem received a letter from IEC (in its position as the System Administrator), which includes the open matters between the parties and their positions regarding these matters as IEC views them. In this regard, IEC raises contentions regarding past accountings in respect of the acquisition cost of energy for Rotem customers in a case of a load reduction of the plant by the System Administrator, and collection differences due to non‑transfer of meter data in the years 2013 through 2015, in amounts that are not material to the Company. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by Rotem during performance of tests. Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties. As at the submission date of the report, the open matters, as stated, had not yet been resolved and there is no certainty regarding formulation of consents between the parties. To the extent the open matters are not resolved there will be no choice other than to turn to the courts.

Agreement for purchase of electricity in Hadera

In September 2016, Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of establishment of the System Administrator under the reform of IEC, in September 2020 Hadera received notification of assignment of the agreement to the System Administrator Company, which will take effect on the transfer date of the System Management Unit from IEC to the System Administrator Company. In the framework of the agreement, Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell Hadera infrastructure services and electricity system management services, including backup services. The agreement will remain in effect until the end of the period in which Hadera is permitted to sell electricity to private consumers according to the provisions of the supply license, with respect to the infrastructure and system management services, and until the end of the period in which Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license (i.e., up to the end of 20 years from the date of commercial operation), with respect to the purchase of energy and related services. The agreement also includes provisions regulating the connection of the Hadera Power Plant to the electricity grid, as well as provisions regulating the planning, construction, operation and maintenance of the Hadera Power Plant. Among other things, it was determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administrator, which was delivered to Hadera in advance and in writing. Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non‑compliance therewith in accordance with the covenants.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

C.	Electricity purchase agreements (Cont.)

Agreement for purchase of available capacity and electricity in Zomet

In January 2020, Zomet signed an agreement with Israel Electric Company (IEC) for acquisition of available capacity and energy and provision of infrastructure services. As part of establishment of the System Administrator under the reform of IEC, in October 2020, Zomet received notification of assignment of the agreement to the System Administrator Company, which will take effect on the transfer date of the System Management Unit from IEC to the System Administrator Company. In the framework of the agreement, Zomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide Zomet infrastructure services and management services for the electricity system, including back‑up services – all of this in accordance with the terms of the agreement.

The agreement will remain in effect up to the end of the period in which Zomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license (that is, up to the end of 20 years from the commercial operation date of Zomet). Nonetheless, in a case where IEC will be prevented from acquiring available capacity and energy due non‑extension of its license or receipt of an alternative license, the agreement will come to an end on the date on which the preventing factor, as stated, occurs. The agreement provides that Zomet will allot all of the power plant’s capacity to a fixed availability arrangement, where a condition for acquisition of fixed availability will be compliance with mandatory criteria, as stipulated in Regulation 914. The power plant will be operated based on the directives of the System Administrator, pursuant to the provisions of Regulation 914. Furthermore, the agreement includes provisions that cover connection of the power plant to the electricity grid, provisions relating to the planning, construction and maintenance of the power plant, and provisions addressing acquisition of the power plant’s available capacity. The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if Zomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator that were delivered to it in advance and in writing. In addition, Zomet committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non‑compliance therewith, in accordance with that provided in Regulation 914.

D.	Construction agreements

Construction agreement in Hadera

In January 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter – “IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 639 million (as amended several times as part of change orders), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and the Company has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure all of Hadera’s liabilities under the construction agreement. In addition, as part of an addendum to Hadera’s construction agreement, which was signed in October 2018 (hereinafter – “the Addendum”), the parties agreed, among other things, with respect to waiver of past claims up to the signing date of the Addendum.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

D.	Construction agreements (Cont.)

Construction agreement in Hadera (Cont.)

Pursuant to the construction agreement Hadera is entitled to receive agreed compensation from the construction contractor in respect of the delay in completion of the construction of the Hadera Power Plant (hereinafter – “the Compensation for Delay in Delivery of the Power Plant”) and to compensation (limited in amount up to the ceiling provided in the construction agreement) in a case of non‑compliance with conditions stipulated in the agreement in connection with the plant’s performance (hereinafter – “the Compensation for the Plant’s Performance”).

In Hadera’s estimation, the amount of the Compensation for Delay in Delivery of the Power Plant due to it is about $23 million. In addition, in accordance with the construction agreement, Hadera has a contractual right to offset every amount due to it under the construction agreement, including the said agreed compensation, against amounts it owes the construction contractor. In July 2020, upon completion of the construction of the Hadera Power Plant, a request was received from the construction contractor for payment of the two final milestones in accordance with the construction agreement, in the amount of about NIS 48 million. In Hadera’s estimation, it has an unconditional contractual right to receive the said compensation and it is more likely than not that its position will be accepted. Accordingly and based on the right of offset, as stated, Hadera offset the payment in respect of the two final milestones against the compensation it contends it is entitled to. As at December 31, 2020, the amount of the Compensation for Delay in Delivery of the Power Plant amounts to about NIS 29 million (about $9 million).

As at the approval date of the financial statements, Hadera estimates that part of the cost stemming from the said delay, including lost profits, are expected to be covered by Hadera’s insurance policy pursuant to the terms of the said insurance policy. As at the approval date of the financial statements, reimbursements, as stated, under insurance policy and/or compensation had not yet been received from IDOM (except for amounts Hadera unilaterally offset from payments to IDOM).

In addition, the construction contractor has further contentions regarding the final settlement pursuant to the construction agreement, including a demand received from the construction contractor for payment of additional consideration, in the amount of about €7 million. In Hadara’s view, based on its legal advisors, the construction contractor is not entitled to additional payments pursuant to the construction agreement and it “is more likely than not” that Hadera will not be charged for additional payments in this connection (except for amounts that are not significant). Therefore, no provision has been included in the financial statements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

D.	Construction agreements (Cont.)

Construction agreement in Zomet

In September 2018, Zomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Zomet Construction Contractor”), for construction of the Zomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Zomet Construction Contractor committed to construct the Zomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Zomet Construction Contractor committed to provide certain maintenance services in connection with the power power’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, the Zomet Construction Contractor undertook to complete the construction work of the Zomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from Zomet (hereinafter – “a Work Commencement Order”). The agreement includes a period of preliminary development work, which commenced in September 2018 (hereinafter – “the Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of a building permit (which was received in January 2020). During 2020, the construction work relating to the Zomet Power Plant was commenced (after in March 2020 Zomet issued a work commencement order to the construction contractor).

In Zomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million (hereinafter – “the Aggregate Consideration”), and it will be paid based on the milestones provided therein. The Aggregate Consideration includes the consideration in respect of the maintenance agreement, as stated in Note 25E, below.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Zomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

Against the background of the spread of the Coronavirus crisis and the restrictions imposed as a result thereof, in March 2020, an amendment to the Agreement was signed whereby, among other things, it was agreed to issue a work commencement order to the construction contractor and with respect to extension of the period for completion of the construction work under the Agreement by about three months, and additional adjustments were made taking into account extension of the period as stated. As at the approval date of the financial statements, completion of the construction of the Zomet Power Plant is expected to be completed in January 2023.

In addition, in 2020, Zomet partly hedged its exposure to changes in the cash flows paid in dollars in connection with the Agreement by means of forward contracts on exchange rates. Zomet chose to designate the said forward contracts as accounting hedges (for details – see Note 22D).

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements

Maintenance agreement in Rotem

On June 27, 2010, Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million, payable over the period based on the formula provided in the agreement (hereinafter – “the Maintenance Agreement”). According to the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. It is noted that the Agreement covers scheduled maintenance and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. Nevertheless, the Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Maintenance Agreement, Rotem undertook to perform the maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, Rotem is required to provide to Mitsubishi, during the servicing, services and materials that are not covered under the Maintenance Agreement, and will make personnel available as set forth in the agreement. The Maintenance Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test.

The Maintenance Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate Rotem in the event of non-compliance with the aforesaid undertakings and Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed once every about 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the Electricity Authority and Rotem’s PPA agreement with Israel Electric Company (IEC). For details regarding planned maintenance that was performed in October – see Note 1B.

As at the approval date of the financial statements, the next maintenance is planned to be performed in October 2021, during which the activities of the Rotem Power Plant and the related energy generation activities will be discontinued for a period of 18 days.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

E.	Maintenance agreements (Cont.)

Maintenance agreement in Hadera

In June 2016, Hadera entered into a long‑term service agreement (hereinafter – “the Service Agreement”) with General Electric International Inc. (hereinafter – “GEII”) and GE Global Parts & Products GmbH (hereinafter – “GEGPP”), pursuant to which these two companies will perform maintenance treatments for the two gas turbines of GEII, generators and auxiliary facilities of the Hadera Power Plant, for a period commencing on the date of commercial operation, up to the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the signing date of the Service Agreement. The cost of the service agreement amounts to about $42 million, with the consideration payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided Hadera a corporate guarantee of their parent company to secure these liabilities, and Hadera’s parent company provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of Hadera’s liabilities.

Maintenance agreement in Zomet

In December 2019, Zomet signed a long‑term service agreement (hereinafter – “the Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for provision of maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the delivery date of the plant. Zomet is permitted to conclude the Zomet Maintenance Agreement for reasons of convenience after a period of 5 years from the delivery date. The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS to the generation units and additional equipment on the site during the period of the agreement (hereinafter in this Section – “the Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment. Pursuant to the terms of the agreement, PWPS will provide Zomet current services, including, among others, an annual examination of the Equipment, engineering support, and a representative of PWPS will be present on the site during the first 18 months of the operation. In addition, the agreement includes provision of access to the Company to the inventory the equipment held for rent of PWPS, and in a case of interruptions in the generation, PWPS will provide the Company a replacement engine, pursuant to the conditions and in consideration of the amounts stated in the agreement. The agreement includes a mechanism in connection with the performance of the replacement generator. Pursuant to the terms of the agreement and with the Zomet Power Plant being a Peaker plant, the rest of the maintenance services, aside from those provided in the agreement, will be acquired based on work orders, that is, the services will be provided by PWPS in accordance with agreement between the parties, at prices that will be agreed upon, or with respect to certain services, based on the prices stipulated in the agreement.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

F.	Gas transmission agreements

Gas transmission agreement in Rotem

In July 2010, Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter – “INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas Pressure Regulation and Measurement Station, the PRMS system, which was constructed for Rotem, at a cost of about NIS 47 million and a monthly payment for use of the gas transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million, to secure the monthly payment.

Gas transmission agreement in Hadera

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the PRMS Facility”) at a cost of NIS 27 million. The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the New PRMS Facility in May 2018.

During 2019, Hadera increased the scope of the capacity provided in the agreement and provided INGL a deposit in the amount of about NIS 1 million for purposes of ensuring the monthly payment.

Gas transmission agreement in Zomet

In December 2019, an agreement was signed between Zomet and Israel Natural Gas Lines (INGL) for purposes of transmission of natural gas to the power plant that is being constructed by Zomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of Rotem and Hadera with INGL, as stated above. In the Company’s estimation, the cost of the gas transmission agreement to Zomet will amount to about NIS 25 million per year.

As part of the agreement, partial connection fees were defined in respect of the connection planning and procurement in a total budgeted amount of NIS 13 million. On the signing date of the agreement, the Company provided a corporate guarantee, in the amount of about NIS 11 million, in connection with the liabilities of Zomet in accordance with the agreement. In February 2020, Zomet notified INGL regarding commencement of performance of the construction work. Pursuant to the agreement, the commencement date of the transmission is expected to be 25–29 months from the signing date. Subsequent to the date of the report, in January 2021, INGL updated the total budget for the connection fees to the amount of about NIS 31.7 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas supply agreements

Agreement between Tamar and Rotem

On November 25, 2012, Rotem signed an agreement with Tamar Partners which, as at the date of the report, consist of Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – “Tamar Partners”), regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and Rotem”). The Agreement between Tamar and Rotem will remain in effect up to September 2029. In addition, if 93% of the total contractual quantity is not consumed, both parties have the right to extend the agreement up to the earlier of consumption of the full contractual quantity or two additional years. The total contractual quantity under the agreement amounts to 10.6 BCM (billion cubic meters).

Certain annual quantities in the Agreement between Tamar and Rotem are subject to a “Take‑or‑Pay” obligation (hereinafter – “the TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

The Agreement between Tamar and Rotem allows reducing the supply of gas to Rotem during the “interim period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over Rotem. Nevertheless,  in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the Electricity Authority.

Without detracting from that stated above, pursuant to the Agreement between Tamar and Rotem, Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” Rotem is not subject to any TOP obligation. The “Interim Period” commenced based on the notification of Tamar Partners in April 2015 and ended on March 1, 2020.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars.

In July 2013, the Electricity Authority published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. A disagreement arose between Rotem and the Tamar Group regarding which of the Electricity Authority’s July 2013 tariffs should apply in accordance with the Agreement. In June 2017, Tamar Partners submitted a request to start an arbitration proceeding in accordance with the Agreement. In July 2019, the arbitration decision was received, which rejected all the contentions of Tamar Partners against Rotem, and also ruled that Tamar Partners is to pay Rotem a reimbursement of expenses, in the amount of about £3.3 million (about NIS 14 million), and a payment in respect of supplementation of the interest on the deposit in trust to Libor + 2%, amounting to about $1.1 million (about NIS 4 million). The above‑mentioned amounts were received and were recorded in the statement of income for the third quarter of 2019 in the “other income” and the “financing income” categories, as applicable.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between Tamar and Rotem (Cont.)

In November 2019, an amendment to the Tamar agreement was signed – the significant arrangements included therein are as follows: (a) the option granted to Rotem to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in Rotem will be reduced to quantity equal to 40% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, which is to be delivered 12 months prior entry of the reduction into effect, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; and (b) Rotem committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish and Tanin reservoirs (hereinafter – “the Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir. In January 2020, the decision of the Business Competition Supervisor was received whereby the Company is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to the same conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. In March 2020, all of the preconditions provided in the amendment to the Agreement between Tamar and Rotem were fulfilled.

As a result of update of the tariffs, as described in Note 25B, and the change in the shekel/dollar currency exchange rate Rotem paid the minimum price for the gas in 2018 (except for one month in which it paid more than the minimum price). In 2019, Rotem’s gas price increased above the minimum price, and in 2020 the gas price stood at the minimum price (except for November and December wherein Rotem price more than the minimum price).

Agreement between the Tamar Group and Hadera

On June 30, 2015, the gas sale and purchase agreement with Tamar Partners that was signed on January 25, 2012 with Hadera Paper Mills (hereinafter – “the Agreement between Tamar and Hadera”) was assigned to Hadera. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the Electricity Authority. In addition, the formula for the price of the natural gas in the Agreement between Tamar and Hadera is subject to a minimum price. Pursuant to the agreement, Hadera is defined as a “Level A” customer and, accordingly, there is a commitment of Tamar to supply the full amount of the quantities included in the agreement while, on the other hand, there is a “take or pay” commitment of Hadera with respect to a certain annual quantity of natural gas.

Hadera was granted an option to reduce the daily contractual quantity to a certain rate such that the minimum consumption from Tamar will constitute 50% of the average self‑consumption of the gas from Tamar in the three years that preceded the notice of exercise of this option, subject to adjustments stipulated in the agreement. If the daily contractual quantity is reduced, the annual quantity and the total quantity will be reduced accordingly. The option may be exercised in the period starting in the fifth year after commencement of the supply from the Tamar reservoir or in January 2018 (whichever is later) and up to the end of the seventh year after commencement of the supply or the end of 2020 (whichever is later). The terms of the agreement provide that the quantity of gas acquired will increase upon construction of the Hadera Power Plant.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Agreement between the Tamar Group and Hadera (Cont.)

In November 2019, an amendment to the agreement with Tamar was signed – the significant arrangements included therein are as follows: (a) the option granted to Hadera to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in Hadera will be reduced to quantity equal to about 30% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) Hadera committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) extension of the timeframe for provision of notice of exercise of the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening of the notification period for reduction of the quantities in the Hadera agreement. In January 2020, Hadera received the decision of the Business Competition Supervisor whereby Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. In March 2020, all the preconditions provided in the amendment to Agreement between Tamar and Hadera were fulfilled. In February 2020 and in accordance with the amendment signed by the parties, as stated in this Section, the Company gave notice of setting the date from which the average quantity will be calculated for purposes of calculation of the reduced quantities.

In addition, in September 2016 Hadera and Tamar Partners signed an additional agreement for sale and purchase of gas (hereinafter – “the Additional Gas Agreement”) for supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from operation of the power plant. The validity of the agreement is up to the earlier of 15 years from January 2019 or completion of consumption of the contractual quantities. The gas price is denominated in dollars and is linked to the weighted‑average of the generation component published by the Electricity Authority and it includes a minimum price. Supply of the gas under the agreement will be on an interruptible basis, that is, Tamar Partners will not be responsible for failures with respect to the quantity of gas requested. Nonetheless, Tamar Partners are permitted to decide during the course of the undertaking, based on their discretion, that the supply will be on a non‑interruptible basis, which will bind them to supply the quantities requested by Hadera (provided that the change is made after January 1, 2019). In the case of a decision, as stated, and from the date of the change in the supply mechanism, Hadera will be subject to a “take or pay” commitment regarding an annual with respect to a certain annual quantity of natural gas, in accordance with the mechanism provided in the agreement.

Regarding guarantees provided by Hadera in favor of Tamar Partners – see Note 15D(2).

As a result of update of the tariffs, as described in Note 25B, the gas price paid by Hadera rose above the floor price in the months February 2018 through January 2020.  Commencing from February 2020, Hadera is paying the minimum price.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Energean agreements

In December 2017, Rotem, Hadera, Israel Chemicals Ltd. and ORL (hereinafter – “the Group Companies”) signed agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, to purchase natural gas (subject to the fulfillment of preconditions). The agreements with respect to each of the Group Companies are separate and independent. According to the terms of the agreements, the total quantities of natural gas that Rotem and Hadera are expected to purchase are about 5.3 BCMs and about 3.7 BCMs, respectively, for the entire supply period (hereinafter – “the Total Contractual Quantity”). The agreement includes, among other things, a TOP mechanism under which Rotem and Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms.

The agreements will be valid for 15 years, or up to completion of supply of the total contractual quantity from Energean to each of the subsidiaries (Rotem and Hadera) – whichever occurs first (hereinafter – “the First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the start date of supply of the gas by Energean. According to each of the agreements, if after 14 years have elapsed from the date the agreement takes effect the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement takes effect, until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) during an additional 3 years from the end of the first agreement period. It is noted that the agreement includes circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the contractual period, including in cases of prolonged non‑supply, damage to collateral and more.

Regarding the consideration, the price of natural gas is denominated in dollars and is based on an agreed formula, linked to the electricity generation component and also includes a minimum price. The financial scope of the agreements may reach about $0.8 billion for Rotem and about $0.5 billion for Hadera (assuming maximum consumption according to the agreements and according to the gas price formula as at the date of this report), and depends mainly on the electricity generation component and the gas consumption.

In January 2018, the General Meeting of the Company’s shareholders approved the agreement. Also in November 2018, all the preconditions for the agreement were fulfilled, as stated.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Energean agreements (Cont.)

In November 2019, an amendment was signed to the Rotem’s natural gas agreement with Energean whereby the rate of consumption of the gas was accelerated such that the daily and annual contractual gas consumption quantity of Rotem from Energean was increased by 50%, with no change in the total contractual quantity being acquired from Energean. Accordingly, the period of the agreement was updated to the earlier of 10 years or up to completion of supply of the total contractual quantity (in place of the earlier of 15 years or up to completion of supply of the total contractual quantity). In January 2020, Rotem received the decision of the Supervisor of the Business Competition Authority whereby Rotem is exempt from receiving approval of the of the Business Competition Court for a restrictive agreement (cartel) with respect to the amendment to the agreement, where the exemption was granted subject to the conditions that constituted the basis for the original agreement also applying as part of the current approval. In March 2020, all of the preconditions provided in the amendment to the agreement between Energean and Rotem were fulfilled.

The arrangements as part of the amendment to the Rotem agreement with Energean and the amendment of the agreements of Rotem and Hadera with Tamar, as stated above, are intended to permit reduction of the quantities of gas being acquired  pursuant to the agreements with Tamar and increase of the quantities being acquired under the terms of the agreements with Energean with the goal of reducing the Company’s weighted‑average gas price. The scope of the cumulative annual monetary “take or pay” (TOP) liability of Rotem and Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of acceleration of the consumption in accordance with the Energean agreement, with respect to Rotem the cumulative annual monetary TOP liability of Rotem will increase based on all of its gas contracts. It is noted that the said TOP liability is lower than Rotem’s expected consumption.

Hadera signed an agreement with an unrelated third party for sale of surplus quantities of gas that will be supplied to it pursuant to the agreement between Energean and Hadera. In light of sale of the surplus gas quantities, the Company examined whether the said agreements for purchase and sale of the gas are covered by IFRS 9. The Company reached the conclusion that since the said gas agreements may not be settled on a net basis in cash in accordance with the accounting standard, and taking into account the fact that the undertaking therein was made for purposes of the self‑use of Hadera’s contracts, they are not covered by IFRS 9. Accordingly, these agreements were accounted for as execution contracts that are not recorded in the statement of financial position. In December 2020, Hadera transferred the quantities that are designated for sale to a third party under the Energean agreement (hereinafter – “Transfer of the Energean Quantities”) and the agreement for sale of the gas to a third party to a wholly‑owned subsidiary of the Company. Transfer of the Energean Quantities is subject to preconditions, which as at the approval date of the financial statements had not yet been fulfilled.

Further to the notifications of Energean to the Company, wherein it contended that as it sees it during 2020 “force majeure” events occurred pursuant to the agreements with it. In September 2020, Energean sent the Company an additional notification that as it sees it “force majeure” events occurred pursuant to the agreements with it and pointed out that flow of the first gas from the Karish reservoir is expected to take place during the second half 2021. The Company rejected the contentions that a “force majeure” event is involved pursuant to the agreements.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

G.	Natural gas agreements (Cont.)

Energean agreements (Cont.)

As is indicated by publications of Energean from January 2021, supply of the gas from the Karish reservoir is expected to take place in the fourth quarter of 2021. Notwithstanding that stated, it is noted that this forecast requires an increase in personnel, and if the personnel remains in its present format, the flow of the gas could be delayed by two or three months.

Subsequent to the date of the report, in February 2021, as part of the issuance of debentures of Energean, the rating agency “Moody’s” published a report wherein it is stated that full operation of the Karish reservoir is expected to be delayed to the second quarter of 2022.

Due to the delay in supply of the gas from the Karish reservoir, Rotem and Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at the present gas prices, which higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean and, in turn, a delay in supply of the gas from the Karish reservoir will have an unfavorable impact on the Company’s profits. In this context it is noted that in the agreements with Energean compensation for delays has been provided, as stated, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” (in accordance with that stated in the agreement) is lower. Nonetheless, the damages that will be caused to the Company stemming from a delay could well exceed the amount of the said compensation.

H.
In November 2017, a request was filed with the Tel‑Aviv–Jaffa District Court to approve a derivative lawsuit on behalf of Oil Refineries Ltd. (hereinafter – “Bazan” and “the Request”, respectively). The Request is based on the petitioner’s contention that the undertaking in the electricity purchase transaction between Bazan and Rotem is an extraordinary interested party transaction that did not receive the approval of the General Meeting of the shareholders of Bazan on the relevant dates. The respondents to the Request include Bazan, Rotem, Israel Corporation Ltd. and the members of Bazan’s Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as a “mandatory” injunction and financial remedies.

In July 2018, the Company submitted its response to the Request. The Company rejected the contentions appearing in the Request and moved to summarily/substantively reject the Request. Bazan’s request for summary judgment was denied and the hearings on the proofs were scheduled for the second half of 2021.

In Rotem’s estimation, based on its legal advisors, it is more likely than not that the Request will not be accepted by the Court and, accordingly, no provision was recorded in the financial statements in connection with the Request.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

I.
In January 2018, a request was filed with the District Court in Tel‑Aviv–Jaffa for certification of a derivative claim (hereinafter in this Section – “the Request”) by a shareholder in Bazan against former and current directors of Bazan, Israel Chemicals Ltd., the Company Rotem and Hadera, and against Israel Corporation Ltd and its controlling shareholders, regarding gas purchase transactions of the said group companies, including inter‑company aspects, in a transaction of the companies for purchase of natural gas from Tamar Partners (for additional information see Note 25G), in a transaction of the companies for purchase of natural gas from Energean (for additional information see Note 25G), and a transaction for sale of the surplus gas to Bazan.

In August 2018, the Company submitted its response to the Request. The Company rejected the contentions appearing in the Request and requested summary dismissal of the Request. Hearings on the proofs were scheduled for the second half of 2021.

In the Company’s estimation, based on its legal advisors, it is more reasonable than not that the Request will not be accepted by the Court and, accordingly, no provision was included in the financial statements in respect of the Request.

J.
In February 2020, the Electricity Authority published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – “the Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the Authority indicates in the notes (clarifications) to the Decision that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (hereinafter – “the Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision is commencing from September 1, 2020.

According to the Decision, the said amendment will apply to Rotem only after determination of supplemental arrangements for Rotem, which as the date of the Report had not yet been determined, and the Company is closely monitoring this matter. Therefore, as the approval date of the financial statements there is no certainty regarding the extent of the unfavorable impact of the Decision, if any, on the Company’s activities.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

K.
In the year of the report and up to the approval date of the financial statements, the Company signed a number of binding agreements with consumers, including consumers that won a tender of the Electricity Authority, which include construction of facilities generation of energy on the consumer’s premises by means of natural gas and are that are connected to the distribution network (hereinafter – “the Generation Facilities”) in a total scope of about 76 megawatts, and arrangements for supply and sale of energy to consumers. The Company will sell electricity to consumers from the Generation Facilities for a period of 15 to 20 years from the commercial operation date of the Generation Facilities. In general, the agreements are based on a discount on the generation component and a saving on the network tariff. The planned commercial operation dates are in accordance with the terms spelled out in the agreements, and in any event not later than 48 months from the signing date of the agreement. It is clarified that separate, independent undertakings are involved, with different scopes and conditions that are determined with each consumer, which could enter into effect in increments at different times. Further to this, the Company is taking action with additional potential consumers, in connection with signing of agreements that include construction and operation of a facility for generation of energy on the consumer’s premises, as well as arrangements for supply and sale of energy to consumers.

The undertakings with each of the said consumers include commitments of the Company in connection with construction and operation of the Generation Facilities, including timetables for execution, connection of the facilities to the regional natural gas distribution network and responsibility for certain performances. In the year of the report and up to the approval date of the financial statements, the Company signed agreements covering construction and supply of motors for the Generation Facilities, with an aggregate capacity of about 41 megawatts. As part of the performance of the above‑mentioned projects, the Company signed a framework agreement that permits it to order motors for the generation facilities. It is noted that as part of the undertakings with the consumers, as stated above, the consumers are bound at the same time by electricity purchase agreements with Rotem or Hadera. The Company has signed with Rotem and will sign with Hadera (subject to the approval of the lenders under the Hadera Financing Agreement) intercompany agreements, the purpose of which is to arrange the manner of making the accountings deriving from construction of the generation facilities by the Company on the premises of customers of Rotem and/or Hadera.

As at the approval date of the financial statements, the said projects have reached advanced stages and their construction and operation are subject to compliance with various conditions including the conditions noted below, which as at the approval date of the financial statements had not yet been fulfilled.

It is noted that the binding agreements and the execution thereof are subject to receipt of approvals and/or consents of third parties, to the extent required, including, among others, connection of the consumer to the natural gas distribution infrastructure (in a case where the consumer is not connected), receipt of approval of Israel Electric Company for connection of the facility to the electricity grid, issuance of a building permit for the facility, and where necessary even preparation of a detailed statutory plan (Urban Planning Scheme) for this purpose.

The aggregate scope of the Company’s investment depends on the extent of the undertakings with the customers and in the Company’s estimation the said investment could reach an average of about NIS 4 million for every installed megawatt. As at December 31, 2020, the Company’s investment in the Generation Facilities amounted to about NIS 12 million.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

L.
In October 2020, an agreement was signed (hereinafter – “the Acquisition Agreement”) whereby the Company will acquire (indirectly) from entities in the Global Infrastructure Management LLC Group (hereinafter – “the Sellers”), 70% of the rights and holdings in the following entities: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods.

The acquisition was made through a limited partnership, CPV Group LP (hereinafter – “the Buyer”), which is held, indirectly, by the Company (about a 70% limited partner).

Completion of the transaction was subject to preconditions and receipt of various regulatory approvals. The preconditions included, among others, confirmation of each of the parties of fulfillment of its representations under the Agreement. The regulatory approvals included the following main approvals: approval of the Committee for Examination of Foreign Investments in the United States (CIFUS); passage of the required period for handling the request under the Hart Scott Rodino Act; approval of the Federal Energy Regulatory Commission and approval of the New York Public Service Commission. Subsequent to the date of the report, on January 25, 2021, the transaction was completed (hereinafter – “the Transaction Completion Date”) – this being after on January 24, 2021 all the regulatory approvals required for completion of the transaction were received and the preconditions were essentially fulfilled.

As part of completion of the transaction, the consideration was paid to the Sellers and credit certificates and guarantees were provided, as detailed below (against transfer of all of the rights and holdings in the CPV Group).

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the Sellers a consideration that was set at the total amount of about $648 million (which a purchase price of $630 million and certain adjustments to working capital, the cash balance and the debt balance), and about NIS 5 million for a deposit, in the same amount, which remains in the CPV Group. It is noted that in respect of an interest of 17.5% in the rights in Three Rivers construction project (hereinafter – “the Construction Project”), a sellers’ loan, in the amount of $95 million (hereinafter – “the Sellers’ Loan”) was provided to CPVPH. The rate of the holdings in the Construction Project may drop to 10%. The parties agreed that to the extent a sale is executed of up to 7.5% of the rights in the Construction Project within 60 days from the completion date of the transaction, a partial early repayment will be made, in the amount of $40 million, out of the Seller’s Loan that will be made upon completion of sale of the rights, as stated, and arrangements were provided including regarding reduction of the interest on the Seller’s Loan in the case of a sale. The Seller’s Loan is for a period of up to two years from the Transaction Completion Date, bears interest at the annual rate of 4.5% and is secured by a lien on shares of the holding company that owns the rights in the project under construction and rights pursuant to the management agreement of the project under construction.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

L.	(Cont.)

The Seller’s Loan includes loan covenants and breach events, and does not include construction and early repayment costs. It is noted that the transaction costs for acquisition of the CPV Group are expected to amount to about NIS 45 million (about NIS 42 million was included in the statement of income for 2020 in the category “transaction expenses in respect of acquisition of the CPV Group”).

The Company partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions. The Company chose to designate the forward transactions as an accounting hedge (for details – see Note 22D). In addition, on the completion date of the transaction the Buyer provided guarantees in place of the guarantees provided by the Sellers prior to the completion date of the transaction in favor of third parties in connection with projects of the CPV Group that are in the development stage.

Subsequent to the date of the report, on February 3, 2021, the transaction for sale of 7.5% of the rights in a project under construction was completed, and accordingly the Seller’s Loan was reduced by the amount of about $41 million. The Seller’s Loan will continue to exist with respect to the amount of about $54 million in connection with the consideration relating to 10% of the rights in a project under construction that is held by the CPV Group, pursuant to the conditions set forth above.

The CPV Group holds rights in active power plants it initiated and constructed over the past years – both in the conventional area as well as in the area of renewable energy: in power plants powered by natural gas (of the open‑cycle type from an advanced generation), CPV’s share is about 1,290 megawatts out of 4,045 megawatts (5 power plants), and in wind energy CPV’s share is about 106 megawatts out of 152 megawatts (1 power plant). In addition, the CPV Group holds rights in a power plant running on natural gas having an aggregate capacity of about 1,258 megawatts in the construction stages (CPV’s share as at the submission date of the report is about 125 megawatts).

In addition to the power plants using conventional technology and renewable energy, as stated above, as at the submission date of the report the CPV Group has a list (backlog) of 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 megawatts. In addition, the CPV Group is also engaged in provision of asset‑management and energy services to power plants using various different technologies, both for projects it initiated as well as for third parties, and in total the CPV Group provides management services to power plants with an aggregate capacity of about 7,911 megawatts.

As part of the Acquisition Agreement, certain representations of the Sellers were included, which will expire on the closing date of the transaction, except for fundamental representations that will apply for two years from closing date of the transaction, and where upon a breach thereof compensation will be paid to the Buyer. In addition, in this connection the Buyer acquired an insurance policy covering various representations with a liability limit of up to $53 million for periods of 3 years and 6 years.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

L.	(Cont.)

On the completion date of the transaction, the Buyer provided guarantees and credit certificates in place of guarantees provided by the Sellers for the benefit of third parties in connection with CPV’s projects that are in various stages of development.

The Acquisition Agreement provides, among other things, that the Sellers will be paid compensation, in the amount of $50 million, under certain circumstances of breach of the agreement. The Company provided a corporate guarantee to assure payment of the said compensation and/or payment of certain expenses that will be incurred by the Buyer (if in fact incurred). Subsequent to the date of the report, upon completion of the transaction, the said corporate guarantee was cancelled.

M.
In October 2020, the Company signed a partnership agreement with three financial entities whereby the parties will invest in OPC Power Ventures LP (hereinafter – “OPC Power”). OPC Power is a designated partnership the purchase of which is acquisition of the CPV Group through CPV Group LP (the buyer in CPV transaction), and making of additional agreements in the Buyer and in the CPV Group, in the area of power and electricity in the United States. The limited partners in the Partnership are as follows: the Company (through a subsidiary) which holds about 70%; three financial investors, namely: institutional investors from the Clal Insurance Group which hold 12.75%; institutional investors from the Migdal Insurance Group which hold 12.75%; and a corporation from Poalim Capital Markets which holds 4.5% (the said three investors will be referred to hereinafter as – “the Financial Investors”). A wholly‑owned company of the Company is the General Partner, and in this capacity it will manage the Partnership’s business. So long as the Company is the controlling shareholder of the General Partner of the Partnership, separate activities of the Company in the area of activities of the Partnership in the United States will require approval by a special majority of the other partners.

The total investment commitments and commitments for provision of shareholders’ loans of all of the partners, based on the rates of holdings detailed above, is $815 million. The said amount was designated both for acquisition of all of the rights in the CPV Group and for financing additional investments in order to realize (execute) certain projects on the project list of the CPV Group in the upcoming years.

The Partnership Agreement provides, among other things, the rights of the General Partner to management fees at a rate deriving from the scope of the investments in the Partnership, and a carried interest that is dependent on the rate of return earned by the Partnership. In addition, the Partnership Agreement includes, among other things, arrangement of the relationships between the limited partners and the relationships between them and the General Partner of the Partnership, provisions in connection with management of the Partnership, restrictions on transfer of the rights of the partners, a “tag along” right of the financial investors in certain cases, a “right of first offer” in certain cases and a “drag along rights” (rights to force a sale of rights).

In addition, in the year of the report and thereafter, the Company and the Financial Investors signed agreements whereby the Company granted the Financial Investors a “put” option, and they granted the Company a “call” option (to the extent the “put” option is not exercised), with respect to the holdings of the financial investors in the Partnership. The exercise price of the “put” option will be based on the fair value of the Partnership less a certain discount, and exercise price of the “call” option will be based on the fair value of the Partnership plus a certain premium. The Company will be permitted to pay the exercise price through its shares based on their average price on the stock exchange shortly prior to the exercise date.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 25 –	Contingent Liabilities and Commitments (Cont.)

M.	(Cont.)

The “put” option is exercisable in a period of 60 days from the approval date of the annual financial statements of the partnership commencing from the end of 10, 11, 12 and 13 years from the completion date of the transaction for acquisition of the CPV Group and the “call” option is exercisable in a period of 60 days after the expiration date of the “put” option. In addition, the “put” option will be exercisable on the later of: (1) the date on which the Company’s holdings in the General Partner drop below 51%; and (2) the date on which the Company’s holdings in the Partnership drop below 25%. It is noted that at the time of issuance of the Partnership on a recognized stock exchange (as defined in the Partnership Agreement) the “put” option and the “call” option will automatically expire.

Note 26 –	Events Occurring Subsequent to the Date of the Statement of Financial Position

A.
In January 2021, the Company’s Board of Directors approved (after approval of the Company’s Audit Committee) the service and employment conditions of Mr. Yair Caspi as Chairman of the Company’s Board of Directors, which include, among others, issuance of 367,252 options. In February 2021, the General Meeting of the Company’s shareholders approved Mr. Caspi’s service conditions in accordance with the approval of the Board of Directors. In March 2021, approval was received from the Stock Exchange for registering for trading of 367,252 shares that will derive from exercise of the Options, and the Options were actually issued to Mr. Caspi shortly thereafter on March 10, 2021.

The Options are non‑marketable, where each one may be exercised for one ordinary share of the Company and in total for 367,252 ordinary shares of NIS 0.01 par value each of the Company. The Options were issued in accordance with the Company’s options’ plan, as stated in Note 17B, and under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Options are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each of the Options issued is NIS 32.78 (unlinked). The exercise price is subject to certain adjustments, including in respect of distribution of dividends, issuance of rights, etc.

The average fair value of each Option on the approval date of the issuance by the Board of Directors, using the Black and Scholes model, was NIS 13.07 per Option. The calculation is based on the monthly standard deviation of 38.8%, an annual risk‑free interest rate for the period of 0.2% to 0.4%, an expected life of 4 to 6 years and share price of a Company share on January 10, 2021 which was NIS 36.01.

OPC Energy Ltd.
Notes to the Consolidated Financial Statements
At December 31, 2020

Note 26 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

B.
In January 2021, the parent company transferred to the Company, for no consideration, all its shares and rights (100%) in IC Green Energy Inc. (its former name – Primus Green Energy Inc.), a company incorporated in New Jersey (hereinafter – “ICG Energy”), which up until recently held activities in the area of renewable energy. The parent company held the shares of ICG Energy through a wholly‑owned subsidiary, IC Green Energy Ltd. (hereinafter – “IC Green”). In addition, the parent company committed to indemnify the Company for any loss (as defined in the agreement), unlimited as to amount, which will be caused to it directly or indirectly as a result of: (A) transfer of the shares or an incorrect representation or a breach of a representation by the parent company or IC Green; (B) one of the following: (1) a claim or demand of a third party in connection with any act or omission by IC Green or of ICG Energy prior to completion of the transfer; or (2) an act or omission of ICG Energy that occurred prior to completion of the transfer. It was further provided that in the case of a claim, the parent company will be permitted to take responsibility for handling of the claim in accordance with the mechanism provided and will be permitted to make a compromise without the need for the Company’s approval, except in certain cases.

During the years 2005–2020, ICG Energy recorded net operating losses for tax purposes, which as at December 31, 2020 amounted to about $108 million, and usable tax credits in the amount of about $1.7 million, which may be offset for tax purposes in the United States against future income in the United States, subject to complying with the condition of the law. According to information the parent company provided to the Company, ICG Energy recently sold all its activities to a third party. Transfer of the shares of ICG Energy to the Company will allow the Company to manage the activities it is expecting to carry on in the United States (including as a result of acquisition of the CPV Group, as stated in Note 25L) under ICG Energy based on the Company’s needs. Among other things, this may permit a tax saving in respect of profits, if produced, from the anticipated activities in the United States.

Transfer of ICG Energy to the Company was approved by the Company’s Board of Directors and Audit Committee as a transaction that is only for the Company’s benefit, pursuant to Section 1(2) of the Companies Regulations (Leniencies in Transactions with an Interested Party), 2000.

In addition, in January 2021, after transfer of ICG Energy to the Company, the Company transferred its rights in the limited partnership, OPC Power Ventures LP (for details regarding the partnership – see Note 25M) to ICG Energy.

C.
In January 2021, the Company issued to Altschuler Schaham Ltd. (hereinafter – “Altschuler”) and entities managed by Altschuler (hereinafter together in this Section – “the Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees is NIS 34 per ordinary share, which was determined in negotiations between the Company and the Offerees, and the gross proceeds from the issuance amounted to about NIS 350 million. The issuance expenses amounted to about NIS 4 million.